FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.
Exact Name of Registrant as Specified in Charter

0000815018
Registrant CIK Number

Form 8-K, April 27, 2005, Series 2005-WMC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106982
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 27, 2005

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: Vadim Khoper
Name: Vadim Khoper
Title: Associate Director

By: Glenn McIntyre
Name: Glenn McIntyre
Title: Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2005-WMC1
Mortgage Pass-Through Certificates

$566,060,000
(APPROXIMATE)

Ocwen Federal Bank FSB
(SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

March 23, 2005

UBS Investment Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by WMC Mortgage Corporation (the "Originator"). The information herein does not include all material information about the Certificates or the mortgage pool. The information herein is preliminary and will be supplemented by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2005-WMC1
Mortgage Pass-Through Certificates
$566,060,000 (Approximate Offered Certificates)

Structure Overview

Class(1,2)	Approx. Size ($)(3)	Certificate Type	Expected WAL (years) Call(4) / Mat(4)	Expected Principal Window Call(4) / Mat(4)	Legal Final Distribution Date	Expected Ratings S&P / Moody's / [DBRS]
Offered Certificates						
A-3(6)	214,825,000	FLT / SR / SEQ	1.00 / 1.00	1 - 22 / 1 - 22	March 2035	AAA / Aaa / [AAA]
A-4(6)	157,502,000	FLT / SR / SEQ	3.00 / 3.01	22 - 74 / 22 - 79	March 2035	AAA / Aaa / [AAA]
A-5(6)	25,466,000	FLT / SR / SEQ	6.16 / 9.06	74 - 74 / 79 - 175	March 2035	AAA / Aaa / [AAA]
M-1(6,7)	36,191,000	FLT / MEZ	4.64 / 5.11	45 - 74 / 45 - 144	March 2035	AA+ / Aa1 / [AA (high)]
M-2(6,7)	29,611,000	FLT / MEZ	4.49 / 4.95	43 - 74 / 43 - 136	March 2035	AA / Aa2 / [AA]
M-3(6,7)	17,861,000	FLT / MEZ	4.42 / 4.86	42 - 74 / 42 - 129	March 2035	AA- / Aa3 / [AA (low)]
M-4(6,7)	15,981,000	FLT / MEZ	4.38 / 4.80	41 - 74 / 41 - 124	March 2035	A+ / A1 / [A (high)]
M-5(6,7)	15,981,000	FLT / MEZ	4.35 / 4.74	40 - 74 / 40 - 119	March 2035	A / A2 / [A]
M-6(6,7)	14,101,000	FLT / MEZ	4.32 / 4.68	39 - 74 / 39 - 112	March 2035	A- / A3 / [A (low)]
M-7(6,7)	13,631,000	FLT / MEZ	4.30 / 4.61	38 - 74 / 38 - 106	March 2035	BBB+ / Baa1 / [BBB (high)]
M-8(6,7)	9,870,000	FLT / MEZ	4.28 / 4.53	38 - 74 / 38 - 98	March 2035	BBB / Baa2 / [BBB]
M-9(6,7)	11,280,000	FLT / MEZ	4.28 / 4.44	37 - 74 / 37 - 90	March 2035	BBB- / Baa3 / [BBB (low)]
M-10(6,7)	3,760,000	FLT / MEZ	4.25 / 4.30	37 - 74 / 37 - 79	March 2035	BBB- / NR / [BBB (low)]
Non-Offered Certificates						
A-1(5,6)	280,005,000	FLT / SR / PT	Not Offered		March 2035	AAA / Aaa / [AAA]
A-2(5,6)	70,001,000	FLT / SR / MEZZ	Not Offered		March 2035	AAA / Aaa / [AAA]
M-11(5,6,7)	11,750,000	FLT / MEZ	Not Offered		March 2035	BB+ / NR / [BB (high)]
M-12(5,6,7)	5,640,000	FLT / MEZ	Not Offered		March 2035	BB / NR / [BB]

Notes:

(1) The Class A-1 and Class A-2 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-3, Class A-4, and Class A-5 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M Certificates are backed by all the mortgage loans

(2) The Certificates will be subject to the related Net WAC Rate Cap as described herein

(3) Subject to a variance of plus or minus 10%

(4) See the Pricing Speed below

(5) The Class A-1, Class A-2, Class M-11, and Class M-12 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on each of the Class A Certificates will increase to 2.0x their initial margin and the margin on each of the Class M Certificates will increase to 1.5x their initial margin

(7) The Class M Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR increasing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.

Transaction Highlights

- The Mortgage Loans consist of subprime fixed and adjustable rate, fully-amortizing, balloon, interest-only, first and second lien residential Mortgage Loans originated by WMC Mortgage Corporation.
- The transaction consists of a Senior / Mezz / OC structure.
- The Credit Enhancement for the Certificates will be provided through Subordination, Overcollateralization of 0.70% of the mortgage balance as of the Cut-off Date, and Excess Spread.
- The Mortgage Loans will be serviced by Ocwen Federal Bank FSB ("Ocwen"). As a primary residential servicer of subprime mortgage loans, Ocwen is rated SQ2 (Moody's) and Strong (S&P).
- None of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- The Offered Certificates (subject to certain restrictions as defined herein) will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Cut-off Date.
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2005-WMC1
- Intex: MABS05W1

Mortgage Pool Summary

	MASTR ABS 2005-WMC1 Mortgage Loans				
	Group I1		Group II2		
	Adjustable Rate	*Fixed Rate*	*Adjustable Rate*	*Fixed Rate*	***Aggregate***
Current Balance	$352,585,262	$87,397,268	$402,443,721	$97,610,079	$940,036,331
Number of Loans	1,764	1,037	1,287	877	4,965
Average Loan Balance	$199,878	$84,279	$312,699	$111,300	$189,333
Wtd. Avg. Gross Coupon	6.765%	7.932%	6.496%	8.689%	6.958%
Wtd. Avg. Net Coupon[2]	6.240%	7.407%	5.971%	8.164%	6.433%
Wtd. Avg. FICO	633	644	644	658	641
Wtd. Avg. Original LTV[1]	80.55%	84.94%	81.26%	90.66%	82.31%
Wtd. Avg. Stated Rem Term (months)	357	288	357	248	339
Wtd. Avg. Seasoning (months)	3	3	3	3	3
Wtd. Avg. Months to Next Adj. Date	21	N/A	25	N/A	23
Wtd. Avg. Margin	6.103%	N/A	5.964%	N/A	6.029%
Wtd. Avg. Initial Rate Cap	2.013%	N/A	2.381%	N/A	2.209%
Wtd. Avg. Periodic Rate Cap	1.004%	N/A	1.002%	N/A	1.003%
Wtd. Avg. Maximum Rate	13.267%	N/A	12.993%	N/A	13.121%
Wtd. Avg. Minimum Rate	6.765%	N/A	6.496%	N/A	6.622%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) The Initial Net Mortgage Rates shown assume a Servicing Fee Rate of 0.500% per annum, Credit Risk Manager Fee Rate of 0.015%, and a Trustee Fee Rate of [0.010]% as described under the "Administrative Fees" section.

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2005-WMC1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Securities Real Estate Securities Inc.
Originator:	WMC Mortgage Corporation
Servicer:	Ocwen Federal Bank FSB
Servicer Rating:	Primary Servicer: SQ2 (Moody's), Strong (S&P)
Credit Risk Manager:	Risk Management Group, LLC
Trustee:	U.S. Bank National Association
Lead Underwriter:	UBS Securities LLC
Class A Certificates:	The Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates, Class A-4 Certificates, and Class A-5 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates, Class M-11 Certificates, and Class M-12 Certificates.
Group I Senior Certificates:	The Class A-1 Certificates and A-2 Certificates.
Group II Senior Certificates:	The Class A-3 Certificates, Class A-4 Certificates, and Class A-5 Certificates.
Offered Certificates:	Group II Senior Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, and Class M-10 Certificates.
Non-Offered Certificates:	Group I Senior Certificates, Class M-11 Certificates, and Class M-12 Certificates.
Retained Certificates:	The Class CE Certificates, Class P Certificates, Class R Certificates and Class R-X Certificates.
Collateral:	As of April 1, 2005, the Mortgage Loans will consist of approximately 4,965 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans totaling approximately $940,036,331. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 2,801 mortgage loans totaling $439,982,531 and the Group II Mortgage Loans will represent approximately 2,164 mortgage loans totaling $500,053,800.
ERISA:	The Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Transaction Overview

Expected Pricing Date:	March 24, 2005
Expected Closing Date:	April 29, 2005
Legal Final Maturity Date:	March 25, 2035
Cut-off Date:	April 1, 2005
Record Date:	The business day immediately preceding each Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in May 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from the Cut-Off Date) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest).
Optional Termination:	The majority holder of the Class CE Certificates (unless such majority holder is the Seller or an affiliate of the Seller), or if such majority holder fails to exercise such option, the Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any), may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Credit Enhancement

Credit Enhancement:
1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date an amount equal to approximately 0.70% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date (ii) on or after Stepdown Date, 1.40% of the then current aggregate outstanding principal balance of the Mortgage Loans but not less than 0.50% of the balance of the Mortgage Loans as of the Cut-off Date, and (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Class A Certificates and Class M Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in May 2008 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) for the Class A Certificates is greater than or equal to 40.90%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of Group I Principal Distribution Amount and Group II Principal Distribution Amount on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	As of Closing Date	After Stepdown Date
A	20.45%	40.90%
M-1	16.60%	33.20%
M-2	13.45%	26.90%
M-3	11.55%	23.10%
M-4	9.85%	19.70%
M-5	8.15%	16.30%
M-6	6.65%	13.30%
M-7	5.20%	10.40%
M-8	4.15%	8.30%
M-9	2.95%	5.90%
M-10	2.55%	5.10%
M-11	1.30%	2.60%
M-12	0.70%	1.40%

Credit Enhancement

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 38.00%; or

(b) the aggregate amount of realized loss incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages as set forth below with respect to such Distribution Date:

Payment Date Occurring in	Percentage
May 2008 through April 2009	3.00% for the first month, plus an additional 1/12th of 1.75% for each month thereafter
May 2009 through April 2010	4.75% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
May 2010 through April 2011	6.25% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
May 2011 and thereafter	7.00%

Group I Sequential Trigger Event:

A "Group I Sequential Trigger Event" is in effect on any Distribution Date if, (i) before the 37th Distribution Date, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 3.00%; or (ii) on or after the 37th Distribution Date, a Trigger Event is in effect.

Payment of Interest

Interest Payment Priority:

On each Distribution Date, the related Interest Remittance Amounts will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 and Class A-2 Certificates pro rata, the Senior Interest Distribution Amount related to such Certificates and from the Group II Interest Remittance Amount, to the holders of the Class A-3, Class A-4, and Class A-5 Certificates pro rata, the Senior Interest Distribution Amount related to such Certificates. Any combined Interest Remittance Amount remaining after the distribution of the above will be available to pay any Senior Interest Distribution Amounts remaining unpaid;

(ii) to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such class;

(iii) to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such class;

(iv) to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such class;

(v) to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such class;

(vi) to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such class;

(vii) to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such class;

(viii) to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such class;

(ix) to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such class;

(x) to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such class;

(xi) to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such class;

(xii) to the holders of the Class M-11 Certificates, the Interest Distribution Amount for such class; and

(xiii) to the holders of the Class M-12 Certificates, the Interest Distribution Amount for such class.

Servicing Advances:

The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Pass-Through Rate:

The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate:

The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the related Maximum Cap Rate.

Administrative Fees:

The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.010]% per annum, and the Credit Risk Manager Fee calculated at the Credit Risk Manager Fee Rate of 0.015% per annum. Administrative Fees will be paid monthly based on the stated principal balance of the Mortgage Loans.

Payment of Interest

Interest Distribution Amount: The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent not allocated to interest accrued on the Class CE Certificates.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount with respect to the Class A Certificates on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date and the Interest Carry Forward Amount, if any, for that Distribution Date.

Net WAC Rate Cap: _Class A Certificates:_ The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-1 and Class A-2 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-3, Class A-4, and Class A-5 Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans are based on six-month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A and Class M Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable to such Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

To mitigate the risk of such Basis Risk Shortfalls, the Certificates will benefit from the related Interest Rate Corridor Contracts. The notional schedules for the Corridor Contracts are available at the end of this term sheet.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each Class A and Class M Certificate is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate; (b) the Servicing Fee Rate; and (c) Credit Risk Management Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate; (b) the Servicing Fee Rate; and (c) Credit Risk Management Fee Rate.

Payment of Principal

Principal Payment Priority:

On each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, shall be distributed as follows:

(i) Group I Principal Distribution Amount will be distributed first, to the holders of the Class A-1 and Class A-2 Certificates, concurrently on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero and second, any such principal remaining will be *distributed, after taking into account the amount distributed pursuant to clause (ii) below, sequentially* to the holders of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero;~~from the Group I Principal Distribution Amount, to the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-3, Class A-4, and Class A-5 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;~~

(ii) Group II Principal Distribution Amount will be distributed first, *sequentially*, to the holders of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order, until the Certificate Principal Balance have been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-1 and Class A-2 Certificates, concurrently, on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero.~~from the Group II Principal Distribution Amount, to the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-1, and Class A-2 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above;~~

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of ((i), (ii), and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of ((i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the holders of the Class M-10 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero;

(xiii) to the holders of the Class M-11 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), and (xii) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xiv) to the holders of the Class M-12 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii) and (xiii) above until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Principal Payment Priority: *(continued)*

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) Group I Principal Distribution Amount will be distributed first, to the holders of the Class A-1 and Class A-2 Certificates, concurrently, up to the Group I Senior Principal Distribution Amount, on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal up to the Group I Senior Principal Distribution Amount will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order until the Certificate Principal Balance thereof has been reduced to zero and second, any principal related to the Group I Mortgage Loans remaining undistributed will be distributed *sequentially* to the holders of each class of Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order up to an amount equal to the Group II Senior Principal Distribution Amount remaining undistributed after taking into account the distribution of the Group II Principal Distribution Amount as described in (ii) below, until the Certificate Principal Balances thereof has been reduced to zero from the Group I Principal Distribution Amount, to the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), in an amount equal to the Group I Senior Principal Distribution Amount, until the Certificate Principal Balances of each such class have been reduced to zero, and then to the holders of the Class A-3, Class A-4, and Class A-5 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below up to an amount equal to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balance of Group II Senior Certificates has been reduced to zero;

(ii) Group II Principal Distribution Amount will be distributed first, *sequentially* to the holders of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, in that order, up to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero and second, any Group II Principal Distribution Amount remaining undistributed will be distributed to the holders of the Class A-1 and Class A-2 Certificates, concurrently, up to the Group I Senior Principal Distribution Amount remaining undistributed after taking into account the distribution in (i) above, on a pro rata basis, until the respective Certificate Principal Balances thereof have been reduced to zero, provided, however, if a Group I Sequential Trigger Event is in effect such principal will be distributed *sequentially* to the holders of the Class A-1 and Class A-2 Certificates, in that order until the Certificate Principal Balances thereof have been reduced to zero from the Group II Principal Distribution Amount, to the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), in an amount equal to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balances of each such class have been reduced to zero, and then to the holders of the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above up to an amount equal to the Group I Senior Principal Distribution Amount, until the Certificate Principal Balance of Group I Senior Certificates has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xiii) to the holders of the Class M-11 Certificates, the Class M-11 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xiv) to the holders of the Class M-12 Certificates, the Class M-12 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Group I Principal Distribution Amount: The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group I Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Group I senior allocation percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Group I senior allocation percentage).

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group II Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Group II senior allocation percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Group II senior allocation percentage).

Group I Senior Principal Distribution Amount: The "Group I Senior Principal Distribution Amount" is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.10% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $2,199,913.

Group II Senior Principal Distribution Amount: The "Group II Senior Principal Distribution Amount" is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-3, Class A-4, and Class A-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.10% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,269.

Class A Principal Distribution Amount: The "Class A Principal Distribution Amount" is an amount equal to the sum of the Group I Senior Principal Distribution Amount and the Group II Senior Principal Distribution Amount.

Class M-1 Principal Distribution Amount: The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 66.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Payment of Principal

Class M-2 Principal Distribution Amount:	The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.
Class M-3 Principal Distribution Amount:	The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.
Class M-4 Principal Distribution Amount:	The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.
Class M-5 Principal Distribution Amount:	The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.
Class M-6 Principal Distribution Amount:	The "Class M-6 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Payment of Principal

Class M-7 Principal Distribution Amount:

The "Class M-7 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Class M-8 Principal Distribution Amount:

The "Class M-8 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Class M-9 Principal Distribution Amount:

The "Class M-9 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Class M-10 Principal Distribution Amount:

The "Class M-10 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Class M-11 Principal Distribution Amount:

The "Class M-11 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Class M-12 Principal Distribution Amount:

The "Class M-12 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, and Class M-11 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, and Class M-11 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-12 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,700,182.

Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated pro rata between the Group I Principal Distribution Amount and the Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

~~(viii)~~(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

Formatted: Bullets and Numbering

Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:
(continued)

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

~~(xv)~~(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

Formatted: Bullets and Numbering

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

~~(xviii)~~(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

Formatted: Bullets and Numbering

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Class M-11 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxiii) to the holders of the Class M-11 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxiv) to the holders of the Class M-12 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxv) to the holders of the Class M-12 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxvi) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required, to distribute to the holders of the Class A and the Class M Certificates any Net WAC Rate Carryover Amounts for such classes; and

(xxvii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Description Of The Total Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their April 1, 2005 scheduled balances respectively (except for Fico and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)		
Number of Mortgage Loans:	4,965				
Aggregate Current Principal Balance:	$940,036,331				
Average Current Principal Balance:	$189,333		$14,578	-	$927,073
Aggregate Original Principal Balance:	$942,057,031				
Average Original Principal Balance:	$189,740		$10,000	-	$930,000
Fully Amortizing Mortgage Loans:	90.94%				
Balloon Loans:	9.06%				
Interest Only Loans:	25.51%				
1st Lien:	90.84%				
Wtd. Avg. Gross Coupon:	6.958%		4.750%	-	13.250%
Wtd. Avg. Original Term (months):	342		180	-	360
Wtd. Avg. Remaining Term (months):	339		172	-	358
Margin (ARM Loans Only):	6.029%		1.200%	-	10.300%
Maximum Interest Rate (ARM Loans Only):	13.121%		11.250%	-	17.550%
Minimum Interest Rate (ARM Loans Only):	6.622%		4.750%	-	11.050%
Wtd. Avg. Original LTV (1):	82.31%		12.30%	-	100.00%
Wtd. Avg. Borrower FICO:	641		500	-	808
Wtd. Avg. Debt to Income Ratio:	40.40%				
Geographic Distribution (Top 5):	California	54.83%			
	New York	6.07%			
	Virginia	3.99%			
	Maryland	3.87%			
	Texas	3.40%			

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

Description Of The Total Collateral

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	689	23,131,931	2.46	33,573	10.072	97.06	648	50.38	89.77
50,001 - 100,000	1,011	74,593,310	7.94	73,782	8.874	90.11	646	46.80	54.21
100,001 - 150,000	784	98,134,934	10.44	125,172	7.657	83.43	631	54.31	20.75
150,001 - 200,000	606	106,372,266	11.32	175,532	6.924	80.09	632	48.39	4.23
200,001 - 250,000	484	108,555,621	11.55	224,288	6.615	79.69	631	45.42	0.00
250,001 - 300,000	412	113,166,194	12.04	274,675	6.615	80.50	639	36.58	0.00
300,001 - 350,000	290	93,866,097	9.99	323,676	6.567	81.39	638	35.79	0.00
350,001 - 400,000	227	85,532,650	9.10	376,796	6.593	81.75	642	35.50	0.00
400,001 - 450,000	144	61,167,947	6.51	424,777	6.470	82.77	661	40.23	0.00
450,001 - 500,000	113	54,229,802	5.77	479,910	6.557	81.69	641	31.85	0.00
500,001 - 550,000	82	43,122,990	4.59	525,890	6.213	80.88	659	34.27	0.00
550,001 - 600,000	57	32,873,294	3.50	576,724	6.296	80.97	652	42.07	0.00
600,001 - 650,000	32	20,187,080	2.15	630,846	6.264	82.44	657	34.63	0.00
650,001 - 700,000	17	11,545,003	1.23	679,118	6.374	83.14	655	35.34	0.00
700,001 - 750,000	7	5,075,884	0.54	725,126	6.068	79.86	681	14.15	0.00
750,001 - 800,000	3	2,301,265	0.24	767,088	6.465	79.32	693	0.00	0.00
800,001 - 850,000	2	1,684,629	0.18	842,315	6.740	70.40	600	0.00	0.00
850,001 - 900,000	3	2,668,077	0.28	889,359	6.356	76.37	673	66.48	0.00
900,001 - 950,000	2	1,827,358	0.19	913,679	5.868	72.54	648	100.00	0.00
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	29	8,521,559	0.91	293,847	4.971	79.37	657	67.58	0.00
5.001 - 5.500	206	61,985,323	6.59	300,900	5.391	79.18	664	53.51	0.00
5.501 - 6.000	606	177,907,797	18.93	293,577	5.853	79.89	660	48.64	0.00
6.001 - 6.500	748	192,768,790	20.51	257,712	6.332	80.34	653	39.41	0.00
6.501 - 7.000	833	196,378,609	20.89	235,749	6.815	80.84	639	34.82	0.00
7.001 - 7.500	417	91,200,937	9.70	218,707	7.311	80.98	622	34.03	0.09
7.501 - 8.000	370	68,952,974	7.34	186,359	7.803	81.31	599	45.09	1.28
8.001 - 8.500	241	33,696,396	3.58	139,819	8.292	85.99	606	50.76	16.50
8.501 - 9.000	228	26,013,694	2.77	114,095	8.807	87.21	595	61.04	23.13
9.001 - 9.500	169	14,227,513	1.51	84,186	9.408	92.83	643	42.52	63.18
9.501 - 10.000	417	26,143,752	2.78	62,695	9.914	98.31	658	30.30	90.90
10.001 - 10.500	217	14,898,944	1.58	68,659	10.378	98.39	646	32.72	94.00
10.501 - 11.000	306	19,645,847	2.09	64,202	10.860	98.84	637	29.17	97.52
11.001 - 11.500	103	4,545,901	0.48	44,135	11.332	99.14	631	33.08	98.22
11.501 - 12.000	43	2,112,338	0.22	49,124	11.921	97.30	635	18.53	100.00
12.001 - 12.500	9	303,934	0.03	33,770	12.225	99.03	645	22.15	100.00
12.501 - 13.000	22	711,647	0.08	32,348	12.833	99.73	603	55.91	100.00
13.001 - 13.500	1	20,377	0.00	20,377	13.250	100.00	646	0.00	100.00
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	114	19,925,596	2.12	174,786	8.191	73.24	510	67.67	0.48
520 - 539	147	27,991,836	2.98	190,421	7.848	76.42	530	67.77	0.08
540 - 559	175	33,404,032	3.55	190,880	7.416	78.42	551	72.58	0.19
560 - 579	233	48,657,627	5.18	208,831	7.373	81.61	570	55.75	0.98
580 - 599	421	72,734,547	7.74	172,766	7.059	81.25	590	59.81	5.79
600 - 619	680	124,147,507	13.21	182,570	6.925	82.45	610	48.07	8.34
620 - 639	698	132,564,779	14.10	189,921	6.936	82.93	630	42.12	9.67
640 - 659	751	141,235,470	15.02	188,063	6.851	83.22	649	34.43	11.12
660 - 679	561	107,820,362	11.47	192,193	6.856	83.17	669	30.30	11.90
680 - 699	439	87,473,304	9.31	199,256	6.735	83.33	689	26.60	12.44
700 - 719	292	53,634,547	5.71	183,680	6.675	83.63	709	28.74	13.92
720 - 739	211	43,842,496	4.66	207,784	6.653	83.31	728	33.18	11.11
740 - 759	115	22,839,947	2.43	198,608	6.718	83.26	748	26.14	12.50
760 - 779	83	14,702,526	1.56	177,139	6.836	83.50	769	30.83	15.19
780 - 799	35	7,811,571	0.83	223,188	6.558	85.83	787	35.76	12.72
800 - 819	10	1,250,184	0.13	125,018	6.300	80.80	803	96.47	15.60
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	3,562	853,968,625	90.84	239,744	6.640	80.60	639	42.51	0.00
Second Lien	1,403	86,067,706	9.16	61,345	10.117	99.31	664	33.50	100.00
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	88	13,300,915	1.41	151,147	6.718	42.39	607	48.18	0.00
50.01 - 55.00	39	7,078,332	0.75	181,496	6.900	53.20	606	39.70	0.00
55.01 - 60.00	43	9,403,458	1.00	218,685	6.968	57.82	593	40.46	0.00
60.01 - 65.00	72	15,744,298	1.67	218,671	6.831	62.94	602	43.04	0.00
65.01 - 70.00	158	38,167,472	4.06	241,566	6.663	68.62	611	45.82	0.00
70.01 - 75.00	217	53,649,356	5.71	247,232	6.725	73.93	606	39.43	0.28
75.01 - 80.00	1,856	452,829,820	48.17	243,982	6.443	79.80	655	35.74	0.04
80.01 - 85.00	314	75,970,024	8.08	241,943	6.861	84.39	618	51.17	0.40
85.01 - 90.00	484	118,551,858	12.61	244,942	6.859	89.54	632	51.99	1.79
90.01 - 95.00	374	69,685,015	7.41	186,324	7.429	94.61	636	55.84	6.33
95.01 -100.00	1,320	85,655,783	9.11	64,891	9.864	99.92	664	37.55	92.09
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate	119	27,092,668	2.88	227,669	6.814	84.22	636	0.00	7.73
Full	2,271	391,867,071	41.69	172,553	6.851	82.75	625	100.00	7.36
Limited Income & Asset	410	96,448,595	10.26	235,240	6.650	84.05	642	0.00	7.61
Lite Doc	192	35,602,011	3.79	185,427	7.023	82.72	629	0.00	11.51
Stated Doc	626	160,450,247	17.07	256,310	6.841	77.29	631	0.00	1.11
Streamline	1,347	228,575,739	24.32	169,692	7.361	84.07	679	0.00	18.34
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Purchase	2,710	450,663,908	47.94	166,297	7.074	84.05	664	33.99	15.39
Cash Out Refi	1,638	357,988,532	38.08	218,552	6.831	80.94	621	47.33	3.47
Rate & Term Refi	617	131,383,891	13.98	212,940	6.904	80.09	618	52.71	3.26
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	3,596	674,385,599	71.74	187,538	6.969	82.14	638	42.16	8.98
Pud	482	93,788,355	9.98	194,582	7.006	83.74	645	41.45	11.35
Condomimium	440	77,930,325	8.29	177,114	6.829	83.19	645	44.23	9.79
2-4 Family	256	62,528,376	6.65	244,251	6.978	81.07	657	32.85	7.70
Pud Attached	147	24,384,908	2.59	165,884	6.941	83.02	658	42.22	10.01
Manufactured Housing	44	7,018,768	0.75	159,517	6.631	78.30	655	48.38	0.00
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	4,673	887,528,318	94.41	189,927	6.952	82.28	639	41.97	9.48
Investor Occupied	189	35,069,049	3.73	185,551	7.063	82.23	665	37.63	0.57
Second Home	103	17,438,964	1.86	169,310	7.067	84.34	685	35.61	10.1
Total:	**4,965**	**940,036,331**	**100**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
California	2,097	515,399,562	54.83	245,779	6.726	81.63	647	37.2	9.36
New York	245	57,046,897	6.07	232,844	7.001	80.44	639	34.81	8.16
Virginia	232	37,549,266	3.99	161,850	7.38	83.02	638	34.83	12.2
Maryland	214	36,393,164	3.87	170,062	7.193	84.18	636	48.29	8.57
Texas	296	31,921,526	3.4	107,843	7.376	83.2	644	48.7	13.6
Florida	232	31,834,825	3.39	137,219	7.275	83.36	632	56.69	8.07
Illinois	186	27,500,659	2.93	147,853	7.318	84.59	633	48.85	8.69
New Jersey	135	26,248,504	2.79	194,433	7.126	82.31	628	47.55	4.84
Arizona	163	20,758,340	2.21	127,352	7.2	85.17	639	44.22	10.3
Nevada	116	19,551,097	2.08	168,544	7.052	83.72	651	43.09	9.73
Other	1,049	135,832,492	14.45	129,488	7.312	83.42	626	53.38	8
Total:	**4,965**	**940,036,331**	**100**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	1,437	90,989,836	9.68	63,319	9.937	97.91	664	34.29	94.43
181 – 240	12	1,919,793	0.20	159,983	7.089	77.90	602	53.98	4.11
301 – 360	3,516	847,126,703	90.12	240,935	6.638	80.65	639	42.45	0.01
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
15YR BALLOON	1,376	85,211,209	9.06	61,927	10.089	99.10	664	33.34	99.36
2/6 MONTH LIBOR	2,111	473,285,933	50.35	224,200	6.901	80.72	625	37.44	0.00
2/6 MONTH LIBOR -60 mo IO	665	212,191,446	22.57	319,085	6.089	81.73	665	44.26	0.00
3/6 MONTH LIBOR	113	24,868,162	2.65	220,072	6.761	81.08	619	53.66	0.00
5/6 MONTH LIBOR	66	14,705,240	1.56	222,807	6.183	78.09	669	41.80	0.00
5/6 MONTH LIBOR -60 mo IO	86	27,614,029	2.94	321,093	6.023	80.42	674	51.43	0.00
6 MONTH LIBOR	10	2,364,173	0.25	236,417	6.786	74.09	617	20.81	0.00
FIXED	538	99,796,138	10.62	185,495	6.831	78.44	641	58.29	1.41
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	1,562	259,662,100	27.62	166,237	7.377	83.82	643	40.14	13.55
12	177	41,204,768	4.38	232,795	6.809	79.93	650	35.35	6.65
24	2,446	525,293,052	55.88	214,756	6.722	81.78	639	41.01	5.61
36	780	113,876,411	12.11	145,995	7.145	82.17	646	50.66	16.37
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	1,598	271,122,117	28.84	169,663	7.071	83.59	626	44.64	13.70
AA	2,267	462,742,838	49.23	204,121	6.687	82.89	684	30.70	9.52
A-	425	72,043,515	7.66	169,514	7.059	81.57	592	61.91	6.73
B	328	60,486,406	6.43	184,410	7.835	75.97	535	68.44	0.00
B+	300	64,522,519	6.86	215,075	7.341	81.39	570	57.49	0.00
C	47	9,118,937	0.97	194,020	8.011	69.43	547	62.25	0.00
Total:	**4,965**	**940,036,331**	**100.00**	**189,333**	**6.958**	**82.31**	**641**	**41.69**	**9.16**

Description Of The Total Collateral

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
May 1, 2005	2	518,078	0.07	259,039	7.639	61.09	549	38.49	0.00
June 1, 2005	3	566,587	0.08	188,862	6.170	75.08	650	27.86	0.00
July 1, 2005	5	1,279,509	0.17	255,902	6.714	78.91	630	10.52	0.00
January 1, 2006	1	61,356	0.01	61,356	8.500	100.00	666	100.00	0.00
August 1, 2006	1	208,000	0.03	208,000	5.750	80.00	728	100.00	0.00
September 1, 2006	4	410,091	0.05	102,523	7.493	83.24	648	52.16	0.00
October 1, 2006	14	3,491,551	0.46	249,397	7.126	85.48	613	63.95	0.00
November 1, 2006	77	16,661,729	2.21	216,386	7.135	82.33	627	37.40	0.00
December 1, 2006	703	168,177,007	22.27	239,228	6.737	81.35	632	40.61	0.00
January 1, 2007	1,970	495,312,071	65.60	251,427	6.597	80.84	640	39.07	0.00
February 1, 2007	2	266,737	0.04	133,368	6.802	87.16	733	0.00	0.00
June 1, 2007	1	71,749	0.01	71,749	9.250	84.90	527	100.00	0.00
July 1, 2007	1	578,062	0.08	578,062	7.400	75.00	536	0.00	0.00
August 1, 2007	1	96,827	0.01	96,827	10.750	85.00	529	100.00	0.00
September 1, 2007	1	196,633	0.03	196,633	8.300	95.00	583	100.00	0.00
October 1, 2007	1	598,371	0.08	598,371	8.490	91.00	564	0.00	0.00
November 1, 2007	9	1,691,993	0.22	187,999	7.272	83.84	631	47.54	0.00
December 1, 2007	25	4,674,268	0.62	186,971	6.934	82.28	615	67.55	0.00
January 1, 2008	76	17,645,570	2.34	232,179	6.567	80.06	622	51.71	0.00
May 1, 2008	1	55,036	0.01	55,036	9.300	90.00	566	100.00	0.00
June 1, 2008	1	148,491	0.02	148,491	9.300	80.00	507	100.00	0.00
June 1, 2009	1	174,500	0.02	174,500	5.500	91.80	684	100.00	0.00
August 1, 2009	1	115,602	0.02	115,602	6.875	80.00	611	100.00	0.00
October 1, 2009	2	370,170	0.05	185,085	7.263	72.70	626	100.00	0.00
December 1, 2009	29	8,594,730	1.14	296,370	5.969	76.34	670	48.23	0.00
January 1, 2010	119	33,064,267	4.38	277,851	6.094	80.47	673	47.01	0.00
Total:	**3,051**	**755,028,984**	**100.00**	**247,469**	**6.622**	**80.93**	**639**	**40.43**	**0.00**

Description Of The Total Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.000 or less	2	306,930	0.04	153,465	6.623	78.96	670	20.72	0.00
4.001 - 4.500	15	3,861,268	0.51	257,418	5.536	69.81	682	31.44	0.00
4.501 - 5.000	327	93,591,219	12.40	286,212	5.977	79.24	658	47.69	0.00
5.001 - 5.500	561	145,923,639	19.33	260,113	6.141	79.87	648	49.84	0.00
5.501 - 6.000	594	156,145,774	20.68	262,872	6.421	80.12	647	35.51	0.00
6.001 - 6.500	703	178,237,233	23.61	253,538	6.716	81.08	636	33.71	0.00
6.501 - 7.000	401	90,140,563	11.94	224,789	7.133	82.98	620	38.73	0.00
7.001 - 7.500	232	49,285,273	6.53	212,437	7.523	83.44	617	36.20	0.00
7.501 - 8.000	181	31,573,153	4.18	174,437	8.098	84.78	600	47.53	0.00
8.001 - 8.500	22	4,261,442	0.56	193,702	8.426	85.34	595	57.11	0.00
8.501 - 9.000	6	1,020,453	0.14	170,075	8.668	93.01	622	30.50	0.00
9.001 - 9.500	2	361,299	0.05	180,650	9.835	59.38	515	100.00	0.00
9.501 - 10.000	3	194,529	0.03	64,843	10.465	84.19	523	100.00	0.00
10.001 - 10.500	2	126,211	0.02	63,105	8.851	84.85	572	32.32	0.00
Total:	**3,051**	**755,028,984**	**100.00**	**247,469**	**6.622**	**80.93**	**639**	**40.43**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	29	8,521,559	1.13	293,847	4.971	79.37	657	67.58	0.00
5.001 - 5.500	203	61,599,772	8.16	303,447	5.390	79.29	664	53.59	0.00
5.501 - 6.000	538	160,789,174	21.30	298,865	5.845	79.99	660	46.36	0.00
6.001 - 6.500	618	162,277,149	21.49	262,584	6.330	81.10	654	35.14	0.00
6.501 - 7.000	711	173,136,485	22.93	243,511	6.814	81.36	639	32.69	0.00
7.001 - 7.500	341	75,986,197	10.06	222,833	7.306	81.08	620	32.60	0.00
7.501 - 8.000	312	62,113,512	8.23	199,082	7.801	81.43	595	43.82	0.00
8.001 - 8.500	135	25,568,766	3.39	189,398	8.287	83.20	584	44.46	0.00
8.501 - 9.000	98	17,017,433	2.25	173,647	8.791	83.53	568	56.82	0.00
9.001 - 9.500	36	4,810,147	0.64	133,615	9.359	80.75	543	64.41	0.00
9.501 - 10.000	17	1,834,077	0.24	107,887	9.717	86.31	548	66.06	0.00
10.001 - 10.500	9	846,605	0.11	94,067	10.335	86.28	529	85.96	0.00
10.501 - 11.000	3	487,316	0.06	162,439	10.625	88.50	542	49.96	0.00
11.001 - 11.500	1	40,792	0.01	40,792	11.050	95.00	579	100.00	0.00
Total:	**3,051**	**755,028,984**	**100.00**	**247,469**	**6.622**	**80.93**	**639**	**40.43**	**0.00**

Description Of The Total Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.001 - 11.500	30	8,688,321	1.15	289,611	4.981	79.27	657	68.20	0.00
11.501 - 12.000	204	62,274,881	8.25	305,269	5.398	79.36	664	52.74	0.00
12.001 - 12.500	536	159,923,144	21.18	298,364	5.844	80.00	660	46.59	0.00
12.501 - 13.000	619	162,549,987	21.53	262,601	6.332	81.06	654	35.14	0.00
13.001 - 13.500	710	173,149,896	22.93	243,873	6.815	81.40	639	32.93	0.00
13.501 - 14.000	339	75,503,728	10.00	222,725	7.306	81.06	618	32.17	0.00
14.001 - 14.500	316	62,207,956	8.24	196,861	7.797	81.45	596	44.12	0.00
14.501 - 15.000	129	25,144,868	3.33	194,921	8.283	82.91	583	42.70	0.00
15.001 - 15.500	104	18,010,590	2.39	173,179	8.790	83.26	568	57.39	0.00
15.501 - 16.000	34	4,366,824	0.58	128,436	9.349	82.64	546	64.89	0.00
16.001 - 16.500	17	1,834,077	0.24	107,887	9.717	86.31	548	66.06	0.00
16.501 - 17.000	9	846,605	0.11	94,067	10.335	86.28	529	85.96	0.00
17.001 - 17.500	3	487,316	0.06	162,439	10.625	88.50	542	49.96	0.00
17.501 - 18.000	1	40,792	0.01	40,792	11.050	95.00	579	100.00	0.00
Total:	**3,051**	**755,028,984**	**100.00**	**247,469**	**6.622**	**80.93**	**639**	**40.43**	**0.00**

Description Of The Group I Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their April 1, 2005 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,801	
Aggregate Current Principal Balance:	$439,982,531	
Average Current Principal Balance:	$157,081	$14,953 - $686,209
Aggregate Original Principal Balance:	$440,972,375	
Average Original Principal Balance:	$157,434	$15,000 - $687,914
Fully Amortizing Mortgage Loans:	93.43%	
Balloon Loans	6.57%	
Interest Only Loans:	23.74%	
1st Lien:	93.44%	
Wtd. Avg. Gross Coupon:	6.997%	4.750% - 12.500%
Wtd. Avg. Original Term (months):	346	180 - 360
Wtd. Avg. Remaining Term (months):	343	172 - 358
Margin (ARM Loans Only):	6.103%	1.200% - 10.300%
Maximum Interest Rate (ARM Loans Only):	13.267%	11.250% - 16.000%
Minimum Interest Rate (ARM Loans Only):	6.765%	4.750% - 9.500%
Wtd. Avg. Original LTV [(1)]:	81.42%	12.30% - 100.00%
Wtd. Avg. Borrower FICO:	635	500 - 808
Wtd. Avg. Debt to Income Ratio:	39.92%	
Geographic Distribution (Top 5):	California 45.83%	
	New York 6.00%	
	Virginia 4.91%	
	Maryland 4.68%	
	Illinois 3.91%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

Description Of The Group I Collateral

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	479	16,290,972	3.70	34,010	9.986	97.20	650	50.04	90.02
50,001 - 100,000	525	36,532,337	8.30	69,585	8.396	86.63	641	53.04	38.87
100,001 - 150,000	445	56,129,508	12.76	126,134	7.000	79.05	622	59.82	0.00
150,001 - 200,000	415	72,593,307	16.50	174,924	6.837	79.61	628	50.92	0.00
200,001 - 250,000	354	79,394,136	18.04	224,277	6.639	79.96	631	45.27	0.00
250,001 - 300,000	301	82,759,601	18.81	274,949	6.685	80.64	639	38.50	0.00
300,001 - 350,000	218	70,512,572	16.03	323,452	6.614	80.95	643	33.37	0.00
350,001 - 400,000	40	14,508,041	3.30	362,701	6.704	81.10	636	39.59	0.00
400,001 - 450,000	14	5,959,930	1.35	425,709	6.599	87.84	658	43.11	0.00
450,001 - 500,000	5	2,422,685	0.55	484,537	6.722	79.29	672	39.82	0.00
500,001 - 550,000	2	1,010,976	0.23	505,488	6.826	82.51	626	0.00	0.00
550,001 - 600,000	1	553,818	0.13	553,818	7.751	75.00	531	0.00	0.00
600,001 - 650,000	1	628,439	0.14	628,439	6.990	90.00	692	100.00	0.00
650,001 - 700,000	1	686,209	0.16	686,209	6.990	80.00	640	0.00	0.00
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	16	3,524,273	0.80	220,267	4.964	75.96	686	77.48	0.00
5.001 - 5.500	64	15,354,829	3.49	239,919	5.364	79.12	670	73.28	0.00
5.501 - 6.000	332	73,853,396	16.79	222,450	5.873	79.26	657	51.11	0.00
6.001 - 6.500	438	89,080,555	20.25	203,380	6.336	80.12	651	43.78	0.00
6.501 - 7.000	523	104,263,197	23.70	199,356	6.822	80.17	636	36.63	0.00
7.001 - 7.500	291	53,164,381	12.08	182,695	7.317	79.97	616	40.50	0.09
7.501 - 8.000	239	39,446,610	8.97	165,049	7.800	81.31	597	48.04	0.35
8.001 - 8.500	142	17,810,635	4.05	125,427	8.298	83.86	599	49.83	10.11
8.501 - 9.000	140	15,018,315	3.41	107,274	8.789	84.16	581	64.41	13.55
9.001 - 9.500	83	5,845,733	1.33	70,431	9.374	90.12	612	61.31	44.55
9.501 - 10.000	194	8,415,835	1.91	43,381	9.932	99.12	662	30.13	95.48
10.001 - 10.500	103	4,676,991	1.06	45,408	10.396	99.48	652	31.84	100.00
10.501 - 11.000	140	6,007,514	1.37	42,911	10.881	99.60	630	38.65	100.00
11.001 - 11.500	67	2,434,451	0.55	36,335	11.312	99.63	626	45.26	100.00
11.501 - 12.000	24	921,513	0.21	38,396	11.881	98.84	630	29.75	100.00
12.001 - 12.500	5	164,303	0.04	32,861	12.182	100.00	650	30.04	100.00
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	75	12,897,972	2.93	171,973	8.071	72.60	510	70.00	0.24
520 - 539	93	17,300,565	3.93	186,028	7.846	76.15	530	65.49	0.13
540 - 559	104	17,993,109	4.09	173,011	7.456	77.53	550	68.32	0.20
560 - 579	138	23,904,624	5.43	173,222	7.377	78.68	570	62.87	0.64
580 - 599	259	38,635,045	8.78	149,170	7.192	80.38	590	63.97	5.45
600 - 619	412	62,030,342	14.10	150,559	6.963	82.01	609	50.53	7.03
620 - 639	391	59,848,413	13.60	153,065	6.936	81.77	630	45.57	7.02
640 - 659	413	64,342,408	14.62	155,793	6.861	82.86	649	35.98	8.16
660 - 679	300	46,337,670	10.53	154,459	6.849	83.13	668	31.73	8.85
680 - 699	225	36,122,328	8.21	160,544	6.695	82.49	689	30.29	8.03
700 - 719	157	25,001,661	5.68	159,246	6.537	82.18	709	31.92	8.02
720 - 739	103	16,323,294	3.71	158,479	6.701	83.50	728	23.71	10.62
740 - 759	57	9,426,579	2.14	165,379	6.794	84.44	749	37.68	9.75
760 - 779	51	7,285,659	1.66	142,856	6.800	84.37	768	32.70	11.02
780 - 799	17	2,182,950	0.50	128,409	6.390	85.25	787	64.80	7.16
800 - 819	6	349,910	0.08	58,318	6.844	84.45	803	87.40	24.64
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	2,121	411,115,274	93.44	193,831	6.775	80.14	633	45.62	0.00
Second Lien	680	28,867,256	6.56	42,452	10.167	99.63	659	40.75	100.00
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	62	8,743,529	1.99	141,025	6.817	42.07	600	56.33	0.00
50.01 - 55.00	28	4,954,053	1.13	176,930	6.905	53.16	602	51.90	0.00
55.01 - 60.00	36	6,852,973	1.56	190,360	6.907	57.81	592	36.77	0.00
60.01 - 65.00	40	7,838,507	1.78	195,963	7.081	63.14	580	39.23	0.00
65.01 - 70.00	95	18,204,137	4.14	191,622	6.838	68.33	598	49.30	0.00
70.01 - 75.00	132	25,773,439	5.86	195,253	6.963	73.77	593	48.32	0.00
75.01 - 80.00	1,091	214,346,458	48.72	196,468	6.565	79.84	651	37.78	0.00
80.01 - 85.00	176	35,146,480	7.99	199,696	6.935	84.33	613	49.84	0.00
85.01 - 90.00	268	52,552,012	11.94	196,090	7.009	89.67	625	56.64	0.49
90.01 - 95.00	219	35,157,044	7.99	160,534	7.375	94.65	638	62.58	4.30
95.01 - 100.00	654	30,413,899	6.91	46,504	9.847	99.92	660	47.72	89.09
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate	52	8,364,497	1.90	160,856	7.136	83.70	623	0.00	4.36
Full	1,371	199,311,018	45.30	145,376	6.932	82.06	619	100.00	5.90
Limited Income & Asset	202	36,178,866	8.22	179,103	6.719	82.74	630	0.00	4.19
Lite Doc	114	17,103,607	3.89	150,032	7.091	82.63	621	0.00	10.69
Stated Doc	341	72,929,142	16.58	213,868	6.923	76.12	624	0.00	0.34
Streamline	721	106,095,401	24.11	147,150	7.240	83.05	677	0.00	12.40
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Purchase	1,517	208,889,667	47.48	137,699	7.069	83.60	659	35.81	11.70
Cash Out Refi	920	165,001,987	37.50	179,350	6.900	79.82	616	52.26	1.87
Rate & Term Refi	364	66,090,877	15.02	181,568	7.012	78.53	608	57.92	2.04
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	2,005	307,734,137	69.94	153,483	7.020	81.16	629	46.81	6.25
Pud	266	39,588,172	9.00	148,828	7.044	83.07	643	46.92	9.31
Condomimium	260	39,152,621	8.90	150,587	6.792	82.78	649	43.80	8.72
2-4 Family	147	36,355,018	8.26	247,313	6.933	80.73	653	37.03	3.02
Pud Attached	93	13,263,270	3.01	142,616	7.103	82.01	651	33.51	10.88
Manufactured Housing	30	3,889,313	0.88	129,644	6.966	75.60	635	41.69	0.00
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	2,619	412,234,688	93.69	157,402	6.980	81.36	633	45.83	6.78
Investor Occupied	118	19,813,540	4.50	167,911	7.247	81.05	656	38.23	0.10
Second Home	64	7,934,303	1.80	123,973	7.270	85.65	686	35.64	11.42
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
California	985	201,663,116	45.83	204,734	6.683	79.76	641	40.49	5.33
New York	122	26,414,433	6.00	216,512	6.936	79.47	628	39.11	3.14
Virginia	144	21,616,632	4.91	150,116	7.317	82.20	637	29.37	9.87
Maryland	136	20,605,076	4.68	151,508	7.214	83.97	629	49.54	7.76
Illinois	124	17,181,626	3.91	138,562	7.311	84.34	632	45.47	6.67
Florida	142	17,026,832	3.87	119,907	7.438	82.93	630	57.66	8.02
Texas	191	16,929,563	3.85	88,636	7.517	83.24	637	49.54	12.31
New Jersey	88	15,238,863	3.46	173,169	7.169	80.51	624	44.72	4.51
Nevada	81	12,546,540	2.85	154,896	7.138	83.63	650	45.57	8.52
Arizona	107	12,441,743	2.83	116,278	7.188	84.27	641	44.79	9.10
Other	681	78,318,107	17.80	115,005	7.318	83.47	624	59.57	7.75
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	705	32,282,289	7.34	45,790	9.798	96.79	658	41.21	88.97
181 - 240	10	1,324,673	0.30	132,467	7.227	77.95	620	69.80	5.95
301 - 360	2,086	406,375,568	92.36	194,811	6.774	80.21	633	45.54	0.02
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
15YR BALLOON	667	28,889,713	6.57	43,313	10.098	99.02	658	40.31	98.10
2/6 MONTH LIBOR	1,253	235,024,591	53.42	187,570	7.045	80.35	620	40.69	0.00
2/6 MONTH LIBOR -60 MONTH IO	440	103,859,329	23.61	236,044	6.124	80.98	663	47.67	0.00
3/6 MONTH LIBOR	60	11,178,618	2.54	186,310	6.900	82.42	627	62.62	0.00
5/6 MONTH LIBOR -60 MONTH IO	3	602,538	0.14	200,846	5.085	77.83	696	100.00	0.00
6 MONTH LIBOR	8	1,920,187	0.44	240,023	6.923	71.08	608	25.62	0.00
FIXED	370	58,507,556	13.30	158,129	6.863	77.99	637	58.85	0.90
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	887	123,092,242	27.98	138,774	7.348	82.99	636	44.22	9.86
12	93	18,158,593	4.13	195,254	6.810	79.38	644	36.35	2.84
24	1,413	252,356,769	57.36	178,596	6.770	80.76	633	44.31	3.52
36	408	46,374,927	10.54	113,664	7.372	81.66	639	57.04	15.83
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	911	128,811,894	29.28	141,396	7.042	83.00	624	49.67	10.01
AA	1,224	200,006,023	45.46	163,404	6.704	82.39	682	32.12	6.92
A-	249	35,792,363	8.13	143,744	7.224	80.28	592	61.82	5.93
B	208	37,141,426	8.44	178,565	7.773	75.37	533	67.20	0.00
B+	177	31,989,735	7.27	180,733	7.306	79.47	572	61.89	0.00
C	32	6,241,090	1.42	195,034	7.978	70.24	546	67.27	0.00
Total:	**2,801**	**439,982,531**	**100.00**	**157,081**	**6.997**	**81.42**	**635**	**45.30**	**6.56**

Description Of The Group I Collateral

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
May 1, 2005	2	518,078	0.15	259,039	7.639	61.09	549	38.49	0.00
June 1, 2005	2	436,686	0.12	218,343	6.146	73.61	649	36.14	0.00
July 1, 2005	4	965,423	0.27	241,356	6.890	75.30	621	13.95	0.00
January 1, 2006	1	61,356	0.02	61,356	8.500	100.00	666	100.00	0.00
August 1, 2006	1	208,000	0.06	208,000	5.750	80.00	728	100.00	0.00
September 1, 2006	3	365,674	0.10	121,891	7.313	83.63	662	46.35	0.00
October 1, 2006	9	1,500,209	0.43	166,690	7.038	79.29	600	88.33	0.00
November 1, 2006	48	9,019,393	2.56	187,904	7.253	82.62	621	38.91	0.00
December 1, 2006	420	82,039,176	23.27	195,331	6.819	80.66	629	45.25	0.00
January 1, 2007	1,208	245,281,176	69.57	203,047	6.724	80.41	635	41.83	0.00
February 1, 2007	2	266,737	0.08	133,368	6.802	87.16	733	0.00	0.00
September 1, 2007	1	196,633	0.06	196,633	8.300	95.00	583	100.00	0.00
November 1, 2007	5	1,063,401	0.30	212,680	7.407	88.52	631	59.27	0.00
December 1, 2007	15	2,432,999	0.69	162,200	6.778	83.01	619	72.66	0.00
January 1, 2008	38	7,424,258	2.11	195,375	6.774	81.16	634	58.51	0.00
May 1, 2008	1	55,036	0.02	55,036	9.300	90.00	566	100.00	0.00
June 1, 2008	1	148,491	0.04	148,491	9.300	80.00	507	100.00	0.00
January 1, 2010	3	602,538	0.17	200,846	5.085	77.83	696	100.00	0.00
Total:	**1,764**	**352,585,262**	**100.00**	**199,878**	**6.765**	**80.55**	**633**	**43.46**	**0.00**

Description Of The Group I Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.000 or less	2	306,930	0.09	153,465	6.623	78.96	670	20.72	0
4.001 - 4.500	6	1,196,254	0.34	199,376	5.465	62.88	690	17.97	0
4.501 - 5.000	161	34,183,037	9.69	212,317	6.032	79.16	659	52.02	0
5.001 - 5.500	327	67,702,580	19.2	207,042	6.272	79.55	644	50.07	0
5.501 - 6.000	334	69,484,694	19.71	208,038	6.528	79.4	639	39.58	0
6.001 - 6.500	409	82,869,352	23.5	202,615	6.848	80.27	629	37.92	0
6.501 - 7.000	258	51,944,543	14.73	201,335	7.172	82.89	621	43.71	0
7.001 - 7.500	139	24,253,050	6.88	174,482	7.561	82.83	610	42.54	0
7.501 - 8.000	111	17,548,159	4.98	158,092	8.115	83.87	601	44.97	0
8.001 - 8.500	13	2,164,512	0.61	166,501	8.641	82.05	593	53.8	0
8.501 - 9.000	2	582,260	0.17	291,130	7.99	95	666	0	0
9.001 - 9.500	1	264,472	0.08	264,472	9.5	50	510	100	0
10.001 - 10.500	1	85,419	0.02	85,419	7.801	80	569	0	0
Total:	**1,764**	**352,585,262**	**100**	**199,878**	**6.765**	**80.55**	**633**	**43.46**	**0**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	16	3,524,273	1.00	220,267	4.964	75.96	686	77.48	0.00
5.001 - 5.500	61	14,969,278	4.25	245,398	5.361	79.59	671	74.09	0.00
5.501 - 6.000	284	64,271,303	18.23	226,307	5.859	79.66	657	47.66	0.00
6.001 - 6.500	352	73,249,840	20.78	208,096	6.334	80.63	652	39.89	0.00
6.501 - 7.000	435	89,133,874	25.28	204,905	6.819	81.02	636	34.74	0.00
7.001 - 7.500	234	43,427,224	12.32	185,586	7.311	79.83	613	38.80	0.00
7.501 - 8.000	205	35,887,971	10.18	175,063	7.800	81.62	594	46.33	0.00
8.001 - 8.500	84	13,975,659	3.96	166,377	8.295	81.81	586	42.88	0.00
8.501 - 9.000	71	11,119,751	3.15	156,616	8.784	81.61	564	60.13	0.00
9.001 - 9.500	22	3,026,089	0.86	137,550	9.335	81.52	541	80.76	0.00
Total:	**1,764**	**352,585,262**	**100.00**	**199,878**	**6.765**	**80.55**	**633**	**43.46**	**0.00**

Description Of The Group I Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.001 - 11.500	16	3,524,273	1.00	220,267	4.964	75.96	686	77.48	0.00
11.501 - 12.000	62	15,311,148	4.34	246,954	5.375	79.80	670	72.43	0.00
12.001 - 12.500	284	64,019,672	18.16	225,421	5.858	79.61	657	47.98	0.00
12.501 - 13.000	350	72,710,326	20.62	207,744	6.335	80.54	652	39.57	0.00
13.001 - 13.500	433	88,865,865	25.20	205,233	6.815	81.13	636	35.11	0.00
13.501 - 14.000	236	44,017,043	12.48	186,513	7.310	79.80	612	38.56	0.00
14.001 - 14.500	208	35,889,501	10.18	172,546	7.794	81.66	596	46.96	0.00
14.501 - 15.000	78	13,551,761	3.84	173,741	8.288	81.22	585	39.57	0.00
15.001 - 15.500	76	11,934,057	3.38	157,027	8.773	81.39	565	61.62	0.00
15.501 - 16.000	21	2,761,617	0.78	131,506	9.319	84.54	543	78.92	0.00
Total:	**1,764**	**352,585,262**	**100.00**	**199,878**	**6.765**	**80.55**	**633**	**43.46**	**0.00**

Description Of The Group II Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their April 1, 2005 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,164	
Aggregate Current Principal Balance:	$500,053,800	
Average Current Principal Balance:	$231,078	$14,578 - $927,073
Aggregate Original Principal Balance:	$501,084,656	
Average Original Principal Balance:	$231,555	$10,000 - $930,000
Fully Amortizing Mortgage Loans:	88.74%	
Balloon Loans	11.26%	
Interest Only Loans:	27.07%	
1st Lien:	88.56%	
Wtd. Avg. Gross Coupon:	6.924%	4.750% - 13.250%
Wtd. Avg. Original Term (months):	339	180 - 360
Wtd. Avg. Remaining Term (months):	335	172 - 358
Margin (ARM Loans Only):	5.964%	4.250% - 10.250%
Maximum Interest Rate (ARM Loans Only):	12.993%	11.250% - 17.550%
Minimum Interest Rate (ARM Loans Only):	6.496%	4.750% - 11.050%
Wtd. Avg. Original LTV (1):	83.10%	23.40% - 100.00%
Wtd. Avg. Borrower FICO:	647	500 - 804
Wtd. Avg. Debt to Income Ratio:	40.83%	
Geographic Distribution (Top 5):	California 62.74%	
	New York 6.13%	
	Virginia 3.19%	
	Maryland 3.16%	
	Texas 3.00%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

Description Of The Group II Collateral

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	210	6,840,959	1.37	32,576	10.279	96.73	644	51.18	89.18
50,001 - 100,000	486	38,060,974	7.61	78,315	9.333	93.46	650	40.81	68.93
100,001 - 150,000	339	42,005,426	8.40	123,910	8.535	89.29	643	46.95	48.47
150,001 - 200,000	191	33,778,958	6.76	176,853	7.111	81.12	639	42.93	13.33
200,001 - 250,000	130	29,161,485	5.83	224,319	6.549	78.93	632	45.85	0.00
250,001 - 300,000	111	30,406,592	6.08	273,933	6.426	80.14	638	31.33	0.00
300,001 - 350,000	72	23,353,525	4.67	324,355	6.424	82.71	625	43.13	0.00
350,001 - 400,000	187	71,024,609	14.20	379,811	6.570	81.88	643	34.66	0.00
400,001 - 450,000	130	55,208,017	11.04	424,677	6.456	82.23	661	39.92	0.00
450,001 - 500,000	108	51,807,117	10.36	479,696	6.550	81.81	640	31.47	0.00
500,001 - 550,000	80	42,112,013	8.42	526,400	6.198	80.84	660	35.09	0.00
550,001 - 600,000	56	32,319,476	6.46	577,134	6.272	81.07	654	42.79	0.00
600,001 - 650,000	31	19,558,642	3.91	630,924	6.241	82.20	656	32.53	0.00
650,001 - 700,000	16	10,858,793	2.17	678,675	6.335	83.34	656	37.57	0.00
700,001 - 750,000	7	5,075,884	1.02	725,126	6.068	79.86	681	14.15	0.00
750,001 - 800,000	3	2,301,265	0.46	767,088	6.465	79.32	693	0.00	0.00
800,001 - 850,000	2	1,684,629	0.34	842,315	6.740	70.40	600	0.00	0.00
850,001 - 900,000	3	2,668,077	0.53	889,359	6.356	76.37	673	66.48	0.00
900,001 - 950,000	2	1,827,358	0.37	913,679	5.868	72.54	648	100.00	0.00
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	13	4,997,286	1.00	384,407	4.976	81.78	636	60.60	0.00
5.001 - 5.500	142	46,630,494	9.33	328,384	5.400	79.19	662	47.01	0.00
5.501 - 6.000	274	104,054,401	20.81	379,761	5.840	80.34	663	46.89	0.00
6.001 - 6.500	310	103,688,235	20.74	334,478	6.329	80.53	655	35.66	0.00
6.501 - 7.000	310	92,115,412	18.42	297,146	6.807	81.60	641	32.77	0.00
7.001 - 7.500	126	38,036,556	7.61	301,877	7.302	82.39	631	24.98	0.09
7.501 - 8.000	131	29,506,364	5.90	225,239	7.807	81.31	601	41.15	2.51
8.001 - 8.500	99	15,885,761	3.18	160,462	8.284	88.37	614	51.79	23.66
8.501 - 9.000	88	10,995,380	2.20	124,947	8.832	91.39	614	56.43	36.21
9.001 - 9.500	86	8,381,780	1.68	97,463	9.432	94.73	665	29.42	76.17
9.501 - 10.000	223	17,727,917	3.55	79,497	9.905	97.93	656	30.38	88.72
10.001 - 10.500	114	10,221,952	2.04	89,666	10.370	97.89	644	33.13	91.25
10.501 - 11.000	166	13,638,333	2.73	82,159	10.851	98.51	641	24.99	96.43
11.001 - 11.500	36	2,111,449	0.42	58,651	11.354	98.58	636	19.04	96.18
11.501 - 12.000	19	1,190,825	0.24	62,675	11.951	96.10	639	9.84	100.00
12.001 - 12.500	4	139,631	0.03	34,908	12.276	97.89	638	12.87	100.00
12.501 - 13.000	22	711,647	0.14	32,348	12.833	99.73	603	55.91	100.00
13.001 - 13.500	1	20,377	0.00	20,377	13.250	100.00	646	0.00	100.00
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	39	7,027,624	1.41	180,195	8.410	74.41	511	63.41	0.93
520 - 539	54	10,691,270	2.14	197,986	7.851	76.85	530	71.46	0.00
540 - 559	71	15,410,923	3.08	217,055	7.370	79.46	552	77.55	0.19
560 - 579	95	24,753,004	4.95	260,558	7.369	84.44	569	48.87	1.31
580 - 599	162	34,099,503	6.82	210,491	6.908	82.23	590	55.10	6.17
600 - 619	268	62,117,165	12.42	231,780	6.888	82.88	610	45.61	9.65
620 - 639	307	72,716,366	14.54	236,861	6.937	83.88	629	39.28	11.85
640 - 659	338	76,893,061	15.38	227,494	6.843	83.52	650	33.13	13.60
660 - 679	261	61,482,691	12.30	235,566	6.861	83.21	669	29.22	14.20
680 - 699	214	51,350,976	10.27	239,958	6.764	83.92	689	23.99	15.54
700 - 719	135	28,632,886	5.73	212,095	6.796	84.89	710	25.97	19.07
720 - 739	108	27,519,202	5.50	254,807	6.625	83.19	729	38.80	11.39
740 - 759	58	13,413,368	2.68	231,265	6.665	82.43	747	18.03	14.43
760 - 779	32	7,416,867	1.48	231,777	6.872	82.65	770	29.00	19.29
780 - 799	18	5,628,620	1.13	312,701	6.623	86.06	787	24.49	14.87
800 - 819	4	900,274	0.18	225,069	6.089	79.38	803	100.00	12.08
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	1,441	442,853,351	88.56	307,324	6.515	81.02	644	39.63	0.00
Second Lien	723	57,200,449	11.44	79,115	10.092	99.15	667	29.84	100.00
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	26	4,557,386	0.91	175,284	6.528	43.03	620	32.56	0.00
50.01 - 55.00	11	2,124,279	0.42	193,116	6.888	53.30	617	11.26	0.00
55.01 - 60.00	7	2,550,486	0.51	364,355	7.132	57.86	595	50.35	0.00
60.01 - 65.00	32	7,905,791	1.58	247,056	6.582	62.74	624	46.82	0.00
65.01 - 70.00	63	19,963,334	3.99	316,878	6.503	68.89	624	42.65	0.00
70.01 - 75.00	85	27,875,917	5.57	327,952	6.506	74.08	618	31.21	0.54
75.01 - 80.00	765	238,483,362	47.69	311,743	6.333	79.78	658	33.90	0.08
80.01 - 85.00	138	40,823,544	8.16	295,823	6.797	84.45	621	52.32	0.74
85.01 - 90.00	216	65,999,846	13.20	305,555	6.740	89.43	637	48.28	2.82
90.01 - 95.00	155	34,527,971	6.90	222,761	7.485	94.57	634	48.98	8.40
95.01 -100.00	666	55,241,884	11.05	82,946	9.873	99.92	667	31.95	93.75
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate	67	18,728,171	3.75	279,525	6.670	84.45	641	0.00	9.24
Full	900	192,556,054	38.51	213,951	6.768	83.47	631	100.00	8.86
Limited Income & Asset	208	60,269,729	12.05	289,758	6.608	84.83	649	0.00	9.66
Lite Doc	78	18,498,403	3.70	237,159	6.960	82.80	636	0.00	12.27
Stated Doc	285	87,521,105	17.50	307,092	6.773	78.26	637	0.00	1.75
Streamline	626	122,480,338	24.49	195,655	7.466	84.95	680	0.00	23.50
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Purchase	1,193	241,774,241	48.35	202,661	7.079	84.44	668	32.42	18.59
Cash Out Refi	718	192,986,545	38.59	268,783	6.773	81.90	626	43.12	4.83
Rate & Term Refi	253	65,293,015	13.06	258,075	6.796	81.66	629	47.44	4.49
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	1,591	366,651,462	73.32	230,453	6.925	82.97	645	38.25	11.27
Pud	216	54,200,183	10.84	250,927	6.977	84.23	647	37.45	12.84
Condomimium	180	38,777,704	7.75	215,432	6.867	83.61	641	44.66	10.88
2-4 Family	109	26,173,358	5.23	240,123	7.041	81.54	663	27.05	14.22
Pud Attached	54	11,121,638	2.22	205,956	6.748	84.22	665	52.62	8.98
Manufactured Housing	14	3,129,455	0.63	223,532	6.215	81.66	679	56.71	0.00
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	2,054	475,293,630	95.05	231,399	6.927	83.07	645	38.62	11.82
Investor Occupied	71	15,255,509	3.05	214,866	6.825	83.77	677	36.86	1.20
Second Home	39	9,504,661	1.90	243,709	6.898	83.25	685	35.58	9.03
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
California	1,112	313,736,446	62.74	282,137	6.754	82.84	652	35.09	11.94
New York	123	30,632,465	6.13	249,044	7.057	81.28	649	31.10	12.49
Virginia	88	15,932,634	3.19	181,053	7.465	84.12	639	42.24	15.39
Maryland	78	15,788,089	3.16	202,411	7.166	84.46	644	46.65	9.63
Texas	105	14,991,963	3.00	142,781	7.217	83.16	653	47.76	15.09
Florida	90	14,807,993	2.96	164,533	7.088	83.85	635	55.57	8.13
New Jersey	47	11,009,641	2.20	234,248	7.067	84.80	634	51.47	5.31
Illinois	62	10,319,032	2.06	166,436	7.328	85.02	634	54.48	12.07
Arizona	56	8,316,597	1.66	148,511	7.219	86.52	637	43.36	12.02
Washington	40	7,589,359	1.52	189,734	6.871	84.41	654	27.61	9.90
Other	363	56,929,583	11.38	156,831	7.313	83.27	629	46.49	8.58
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	732	58,707,547	11.74	80,202	10.014	98.52	667	30.49	97.43
181 - 240	2	595,119	0.12	297,560	6.779	77.79	561	18.76	0.00
301 - 360	1,430	440,751,134	88.14	308,218	6.512	81.05	644	39.60	0.00
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
15YR BALLOON	709	56,321,496	11.26	79,438	10.084	99.14	667	29.76	100.00
2/6 MONTH LIBOR	858	238,261,342	47.65	277,694	6.758	81.07	631	34.23	0.00
2/6 MONTH LIBOR -60 MONTH IO	225	108,332,117	21.66	481,476	6.057	82.45	667	40.98	0.00
3/6 MONTH LIBOR	53	13,689,544	2.74	258,293	6.649	79.98	612	46.34	0.00
5/6 MONTH LIBOR	66	14,705,240	2.94	222,807	6.183	78.09	669	41.80	0.00
5/6 MONTH LIBOR -60 MONTH IO	83	27,011,491	5.40	325,440	6.044	80.48	673	50.34	0.00
6 MONTH LIBOR	2	443,987	0.09	221,993	6.197	87.07	657	0.00	0.00
FIXED	168	41,288,583	8.26	245,765	6.785	79.08	646	57.51	2.13
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	675	136,569,858	27.31	202,326	7.403	84.57	649	36.45	16.88
12	84	23,046,175	4.61	274,359	6.809	80.36	654	34.55	9.65
24	1,033	272,936,283	54.58	264,217	6.677	82.73	644	37.95	7.56
36	372	67,501,485	13.50	181,456	6.990	82.53	651	46.27	16.74
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	687	142,310,223	28.46	207,147	7.098	84.12	628	40.09	17.04
AA	1,043	262,736,816	52.54	251,905	6.675	83.27	685	29.62	11.50
A-	176	36,251,152	7.25	205,972	6.896	82.85	593	62.00	7.52
B	120	23,344,980	4.67	194,541	7.932	76.92	537	70.41	0.00
B+	123	32,532,784	6.51	264,494	7.375	83.27	568	53.15	0.00
C	15	2,877,847	0.58	191,856	8.081	67.67	550	51.35	0.00
Total:	**2,164**	**500,053,800**	**100.00**	**231,078**	**6.924**	**83.10**	**647**	**38.51**	**11.44**

Description Of The Group II Collateral

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
June 1, 2005	1	129,901	0.03	129,901	6.250	80.00	651	0.00	0.00
July 1, 2005	1	314,086	0.08	314,086	6.175	90.00	660	0.00	0.00
September 1, 2006	1	44,417	0.01	44,417	8.975	80.00	531	100.00	0.00
October 1, 2006	5	1,991,342	0.49	398,268	7.193	90.14	623	45.57	0.00
November 1, 2006	29	7,642,336	1.90	263,529	6.996	82.00	634	35.62	0.00
December 1, 2006	283	86,137,832	21.40	304,374	6.660	82.00	634	36.20	0.00
January 1, 2007	762	250,030,895	62.13	328,125	6.473	81.26	645	36.37	0.00
June 1, 2007	1	71,749	0.02	71,749	9.250	84.90	527	100.00	0.00
July 1, 2007	1	578,062	0.14	578,062	7.400	75.00	536	0.00	0.00
August 1, 2007	1	96,827	0.02	96,827	10.750	85.00	529	100.00	0.00
October 1, 2007	1	598,371	0.15	598,371	8.490	91.00	564	0.00	0.00
November 1, 2007	4	628,592	0.16	157,148	7.044	75.93	631	27.69	0.00
December 1, 2007	10	2,241,269	0.56	224,127	7.104	81.48	610	62.00	0.00
January 1, 2008	38	10,221,312	2.54	268,982	6.417	79.26	614	46.76	0.00
June 1, 2009	1	174,500	0.04	174,500	5.500	91.80	684	100.00	0.00
August 1, 2009	1	115,602	0.03	115,602	6.875	80.00	611	100.00	0.00
October 1, 2009	2	370,170	0.09	185,085	7.263	72.70	626	100.00	0.00
December 1, 2009	29	8,594,730	2.14	296,370	5.969	76.34	670	48.23	0.00
January 1, 2010	116	32,461,729	8.07	279,842	6.113	80.52	673	46.02	0.00
Total:	**1,287**	**402,443,721**	**100.00**	**312,699**	**6.496**	**81.26**	**644**	**37.78**	**0.00**

Description Of The Group II Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	9	2,665,014	0.66	296,113	5.568	72.92	679	37.48	0.00
4.501 - 5.000	166	59,408,182	14.76	357,881	5.946	79.29	657	45.20	0.00
5.001 - 5.500	234	78,221,059	19.44	334,278	6.027	80.15	651	49.65	0.00
5.501 - 6.000	260	86,661,080	21.53	333,312	6.336	80.69	654	32.25	0.00
6.001 - 6.500	294	95,367,880	23.70	324,381	6.602	81.79	643	30.04	0.00
6.501 - 7.000	143	38,196,020	9.49	267,105	7.079	83.11	620	31.96	0.00
7.001 - 7.500	93	25,032,223	6.22	269,164	7.486	84.03	625	30.06	0.00
7.501 - 8.000	70	14,024,994	3.48	200,357	8.077	85.93	600	50.73	0.00
8.001 - 8.500	9	2,096,929	0.52	232,992	8.203	88.74	597	60.53	0.00
8.501 - 9.000	4	438,193	0.11	109,548	9.568	90.36	563	71.02	0.00
9.001 - 9.500	1	96,827	0.02	96,827	10.750	85.00	529	100.00	0.00
9.501 - 10.000	3	194,529	0.05	64,843	10.465	84.19	523	100.00	0.00
10.001 - 10.500	1	40,792	0.01	40,792	11.050	95.00	579	100.00	0.00
Total:	**1,287**	**402,443,721**	**100.00**	**312,699**	**6.496**	**81.26**	**644**	**37.78**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	13	4,997,286	1.24	384,407	4.976	81.78	636	60.60	0.00
5.001 - 5.500	142	46,630,494	11.59	328,384	5.400	79.19	662	47.01	0.00
5.501 - 6.000	254	96,517,871	23.98	379,992	5.835	80.22	661	45.49	0.00
6.001 - 6.500	266	89,027,309	22.12	334,689	6.327	81.49	656	31.24	0.00
6.501 - 7.000	276	84,002,611	20.87	304,357	6.808	81.72	641	30.51	0.00
7.001 - 7.500	107	32,558,973	8.09	304,289	7.301	82.75	630	24.32	0.00
7.501 - 8.000	107	26,225,541	6.52	245,099	7.803	81.17	596	40.40	0.00
8.001 - 8.500	51	11,593,107	2.88	227,316	8.278	84.89	581	46.37	0.00
8.501 - 9.000	27	5,897,682	1.47	218,433	8.806	87.14	574	50.58	0.00
9.001 - 9.500	14	1,784,058	0.44	127,433	9.399	79.43	547	36.67	0.00
9.501 - 10.000	17	1,834,077	0.46	107,887	9.717	86.31	548	66.06	0.00
10.001 - 10.500	9	846,605	0.21	94,067	10.335	86.28	529	85.96	0.00
10.501 - 11.000	3	487,316	0.12	162,439	10.625	88.50	542	49.96	0.00
11.001 - 11.500	1	40,792	0.01	40,792	11.050	95.00	579	100.00	0.00
Total:	**1,287**	**402,443,721**	**100.00**	**312,699**	**6.496**	**81.26**	**644**	**37.78**	**0.00**

Description Of The Group II Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.001 - 11.500	14	5,164,047	1.28	368,861	4.993	81.53	637	61.87	0.00
11.501 - 12.000	142	46,963,733	11.67	330,731	5.405	79.22	661	46.32	0.00
12.001 - 12.500	252	95,903,472	23.83	380,569	5.834	80.25	662	45.66	0.00
12.501 - 13.000	269	89,839,662	22.32	333,976	6.330	81.48	656	31.56	0.00
13.001 - 13.500	277	84,284,032	20.94	304,274	6.814	81.68	642	30.63	0.00
13.501 - 14.000	103	31,486,685	7.82	305,696	7.300	82.83	627	23.23	0.00
14.001 - 14.500	108	26,318,455	6.54	243,689	7.801	81.17	597	40.25	0.00
14.501 - 15.000	51	11,593,107	2.88	227,316	8.278	84.89	581	46.37	0.00
15.001 - 15.500	28	6,076,532	1.51	217,019	8.822	86.93	573	49.09	0.00
15.501 - 16.000	13	1,605,207	0.40	123,477	9.402	79.37	549	40.76	0.00
16.001 - 16.500	17	1,834,077	0.46	107,887	9.717	86.31	548	66.06	0.00
16.501 - 17.000	9	846,605	0.21	94,067	10.335	86.28	529	85.96	0.00
17.001 - 17.500	3	487,316	0.12	162,439	10.625	88.50	542	49.96	0.00
17.501 - 18.000	1	40,792	0.01	40,792	11.050	95.00	579	100.00	0.00
Total:	**1,287**	**402,443,721**	**100.00**	**312,699**	**6.496**	**81.26**	**644**	**37.78**	**0.00**

Sensitivity Analysis
To Optional Termination

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.69	1.23	1.00	0.84	0.72
Principal Window	1 - 40	1 - 27	1 - 22	1 - 19	1 - 16

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.58	4.36	3.00	2.06	1.74
Principal Window	40 - 151	27 - 101	22 - 74	19 - 34	16 - 27

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	12.57	8.41	6.16	3.99	2.43
Principal Window	151 - 151	101 - 101	74 - 74	34 - 57	27 - 31

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.57	4.64	4.74	3.71
Principal Window	48 - 151	39 - 101	45 - 74	56 - 57	31 - 45

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.56	4.49	4.46	3.74
Principal Window	48 - 151	38 - 101	43 - 74	49 - 57	45 - 45

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.56	4.42	4.16	3.68
Principal Window	48 - 151	38 - 101	42 - 74	46 - 57	42 - 45

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.56	4.38	4.01	3.49
Principal Window	48 - 151	38 - 101	41 - 74	44 - 57	40 - 45

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.55	4.35	3.91	3.35
Principal Window	48 - 151	37 - 101	40 - 74	42 - 57	38 - 45

Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.55	4.32	3.82	3.24
Principal Window	48 - 151	37 - 101	39 - 74	41 - 57	36 - 45

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.55	4.30	3.75	3.16
Principal Window	48 - 151	37 - 101	38 - 74	40 - 57	35 - 45

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.55	4.28	3.71	3.10
Principal Window	48 - 151	37 - 101	38 - 74	39 - 57	34 - 45

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.55	4.28	3.67	3.06
Principal Window	48 - 151	37 - 101	37 - 74	38 - 57	33 - 45

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.30	5.55	4.25	3.64	3.02
Principal Window	48 - 151	37 - 101	37 - 74	38 - 57	33 - 45

Sensitivity Analysis
To Maturity

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.69	1.23	1.00	0.84	0.72
Principal Window	1 - 40	1 - 27	1 - 22	1 - 19	1 - 16

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.59	4.37	3.01	2.06	1.74
Principal Window	40 - 161	27 - 108	22 - 79	19 - 34	16 – 27

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	16.75	12.01	9.06	5.92	2.43
Principal Window	161 - 290	108 - 210	79 - 175	34 - 137	27 - 31

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.02	6.17	5.11	5.58	6.13
Principal Window	48 - 259	39 - 182	45 - 144	56 - 112	31 - 110

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.99	6.16	4.95	4.81	4.42
Principal Window	48 - 245	38 - 177	43 - 136	49 - 106	46 - 85

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.96	6.14	4.86	4.50	3.96
Principal Window	48 - 234	38 - 174	42 - 129	46 - 100	42 - 80

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.93	6.12	4.80	4.34	3.75
Principal Window	48 - 226	38 - 168	41 - 124	44 - 96	40 - 77

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.89	6.08	4.74	4.21	3.59
Principal Window	48 - 218	37 - 161	40 - 119	42 - 92	38 - 73

Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.83	6.03	4.68	4.09	3.46
Principal Window	48 - 208	37 - 153	39 - 112	41 - 87	36 - 69

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.76	5.97	4.61	3.99	3.35
Principal Window	48 - 196	37 - 144	38 - 106	40 - 82	35 - 65

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.67	5.89	4.53	3.90	3.26
Principal Window	48 - 182	37 - 133	38 - 98	39 - 75	34 - 60

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.59	5.76	4.44	3.79	3.16
Principal Window	48 - 177	37 - 123	37 - 90	38 - 70	33 - 55

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.40	5.62	4.30	3.67	3.05
Principal Window	48 - 161	37 - 108	37 - 79	38 - 61	33 - 48

Net WAC Rate Cap (%) for Group I Senior Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	7.47%	10.00%	46	8.20%	10.31%
2	6.26%	10.00%	47	9.07%	11.40%
3	6.48%	10.00%	48	8.19%	10.28%
4	6.27%	10.00%	49	8.46%	10.61%
5	6.27%	10.00%	50	8.18%	10.26%
6	6.48%	10.00%	51	8.45%	10.60%
7	6.27%	10.00%	52	8.17%	10.66%
8	6.48%	10.00%	53	8.17%	10.64%
9	6.27%	10.00%	54	8.44%	10.98%
10	6.28%	10.00%	55	8.16%	10.61%
11	6.95%	10.00%	56	8.43%	10.95%
12	6.28%	10.00%	57	8.15%	10.59%
13	6.49%	10.00%	58	8.15%	10.58%
14	6.28%	10.00%	59	9.02%	11.70%
15	6.49%	10.00%	60	8.14%	10.55%
16	6.29%	10.00%	61	8.41%	10.89%
17	6.29%	10.00%	62	8.13%	10.52%
18	6.50%	10.00%	63	8.40%	10.86%
19	6.29%	10.00%	64	8.13%	10.49%
20	6.50%	10.00%	65	8.12%	10.48%
21	6.31%	10.00%	66	8.39%	10.81%
22	7.72%	10.00%	67	8.11%	10.45%
23	8.54%	10.01%	68	8.38%	10.78%
24	7.71%	10.00%	69	8.10%	10.42%
25	7.96%	10.01%	70	8.10%	10.40%
26	7.71%	10.01%	71	8.96%	11.50%
27	7.96%	10.01%	72	8.09%	10.37%
28	8.16%	10.00%	73	8.36%	10.70%
29	8.16%	10.01%	74	8.08%	10.34%
30	8.43%	10.01%			
31	8.15%	10.00%			
32	8.42%	10.01%			
33	8.18%	10.01%			
34	8.24%	10.01%			
35	8.81%	10.02%			
36	8.24%	10.01%			
37	8.51%	10.01%			
38	8.23%	10.01%			
39	8.50%	10.17%			
40	8.22%	10.61%			
41	8.22%	10.60%			
42	8.49%	10.85%			
43	8.21%	10.60%			
44	8.48%	10.84%			
45	8.20%	10.60%			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 2.90% and 3.36%, respectively and the cashflows are run to Optional Termination at the Pricing Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the Pricing Speed and all payments from the respective Interest Rate Corridor are received and applied.

Net WAC Rate Cap (%) for Group II Senior Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2), (3)
1	7.38%	9.50%	46	8.12%	9.99%
2	6.19%	9.50%	47	8.99%	11.05%
3	6.40%	9.50%	48	8.12%	9.97%
4	6.19%	9.50%	49	8.39%	10.30%
5	6.19%	9.50%	50	8.12%	9.96%
6	6.40%	9.50%	51	8.38%	10.30%
7	6.20%	9.50%	52	8.11%	10.28%
8	6.41%	9.50%	53	8.11%	10.27%
9	6.20%	9.50%	54	8.38%	10.61%
10	6.21%	9.50%	55	8.11%	10.25%
11	6.87%	9.50%	56	8.38%	10.59%
12	6.21%	9.50%	57	8.11%	10.25%
13	6.42%	9.50%	58	8.31%	10.52%
14	6.22%	9.50%	59	9.20%	11.64%
15	6.43%	9.50%	60	8.31%	10.50%
16	6.22%	9.50%	61	8.59%	10.84%
17	6.22%	9.50%	62	8.31%	10.47%
18	6.44%	9.50%	63	8.58%	10.81%
19	6.23%	9.50%	64	8.30%	10.52%
20	6.44%	9.50%	65	8.30%	10.50%
21	6.26%	9.50%	66	8.58%	10.84%
22	7.58%	9.50%	67	8.30%	10.48%
23	8.40%	9.50%	68	8.57%	10.82%
24	7.59%	9.50%	69	8.30%	10.46%
25	7.84%	9.50%	70	8.29%	10.49%
26	7.59%	9.50%	71	9.18%	11.60%
27	7.86%	9.50%	72	8.29%	10.46%
28	7.99%	9.50%	73	8.57%	10.80%
29	7.99%	9.50%	74	8.29%	10.44%
30	8.25%	9.50%			
31	7.99%	9.50%			
32	8.25%	9.50%			
33	8.01%	9.50%			
34	8.12%	9.71%			
35	8.68%	10.14%			
36	8.12%	9.71%			
37	8.39%	9.91%			
38	8.12%	9.71%			
39	8.39%	9.92%			
40	8.12%	9.53%			
41	8.12%	9.52%			
42	8.39%	9.83%			
43	8.12%	9.51%			
44	8.39%	9.82%			
45	8.12%	9.52%			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 2.90% and 3.36%, respectively and the cashflows are run to Optional Termination at the Pricing Speed.
(6)(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the Pricing Speed and all payments from the respective Interest Rate Corridor are received and applied.

Formatted: Bullets and Numbering

Net WAC Rate Cap (%) for Class M Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	7.42%	9.50%	46	8.16%	10.14%
2	6.23%	9.50%	47	9.03%	11.22%
3	6.44%	9.50%	48	8.15%	10.12%
4	6.23%	9.50%	49	8.42%	10.45%
5	6.23%	9.50%	50	8.15%	10.10%
6	6.44%	9.50%	51	8.42%	10.44%
7	6.23%	9.50%	52	8.14%	10.46%
8	6.44%	9.50%	53	8.14%	10.45%
9	6.24%	9.50%	54	8.41%	10.78%
10	6.24%	9.50%	55	8.13%	10.42%
11	6.91%	9.50%	56	8.40%	10.76%
12	6.24%	9.50%	57	8.13%	10.41%
13	6.45%	9.50%	58	8.24%	10.55%
14	6.25%	9.50%	59	9.12%	11.67%
15	6.46%	9.50%	60	8.23%	10.52%
16	6.25%	9.50%	61	8.50%	10.86%
17	6.25%	9.50%	62	8.23%	10.50%
18	6.47%	9.50%	63	8.50%	10.83%
19	6.26%	9.50%	64	8.22%	10.51%
20	6.47%	9.50%	65	8.22%	10.49%
21	6.28%	9.50%	66	8.49%	10.83%
22	7.65%	9.51%	67	8.21%	10.46%
23	8.47%	9.50%	68	8.48%	10.80%
24	7.65%	9.50%	69	8.21%	10.44%
25	7.90%	9.50%	70	8.20%	10.45%
26	7.64%	9.50%	71	9.08%	11.55%
27	7.91%	9.51%	72	8.20%	10.42%
28	8.07%	9.50%	73	8.47%	10.75%
29	8.07%	9.50%	74	8.19%	10.39%
30	8.34%	9.51%			
31	8.07%	9.51%			
32	8.33%	9.50%			
33	8.09%	9.50%			
34	8.18%	9.75%			
35	8.74%	10.20%			
36	8.18%	9.75%			
37	8.45%	9.96%			
38	8.17%	9.74%			
39	8.44%	9.97%			
40	8.17%	9.65%			
41	8.17%	9.64%			
42	8.44%	9.95%			
43	8.16%	9.63%			
44	8.43%	9.94%			
45	8.16%	9.63%			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 2.90% and 3.36%, respectively and the cashflows are run to Optional Termination at the Pricing Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the Pricing Speed and all payments from the respective Interest Rate Corridor are received and applied.

Group I Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	4/29/2005	5/25/2005	350,006,000	7.23	9.76
2	5/25/2005	6/25/2005	345,997,000	6.02	9.76
3	6/25/2005	7/25/2005	341,067,000	6.24	9.76
4	7/25/2005	8/25/2005	335,219,000	6.03	9.76
5	8/25/2005	9/25/2005	328,467,000	6.03	9.76
6	9/25/2005	10/25/2005	320,826,000	6.24	9.76
7	10/25/2005	11/25/2005	312,323,000	6.03	9.76
8	11/25/2005	12/25/2005	302,984,000	6.24	9.76
9	12/25/2005	1/25/2006	292,847,000	6.04	9.76
10	1/25/2006	2/25/2006	281,987,000	6.04	9.76
11	2/25/2006	3/25/2006	271,437,000	6.71	9.76
12	3/25/2006	4/25/2006	261,188,000	6.04	9.76
13	4/25/2006	5/25/2006	251,231,000	6.25	9.76
14	5/25/2006	6/25/2006	241,558,000	6.04	9.76
15	6/25/2006	7/25/2006	232,161,000	6.26	9.76
16	7/25/2006	8/25/2006	223,032,000	6.05	9.76
17	8/25/2006	9/25/2006	214,163,000	6.05	9.76
18	9/25/2006	10/25/2006	205,548,000	6.26	9.76
19	10/25/2006	11/25/2006	197,177,000	6.05	9.76
20	11/25/2006	12/25/2006	188,882,000	6.27	9.76
21	12/25/2006	1/25/2007	174,407,000	6.06	9.76
22	1/25/2007	2/25/2007	161,443,000	7.49	9.76
23	2/25/2007	3/25/2007	149,196,000	8.31	9.76
24	3/25/2007	4/25/2007	137,597,000	7.48	9.76
25	4/25/2007	5/25/2007	126,698,000	7.73	9.76
26	5/25/2007	6/25/2007	119,675,000	7.47	9.76
27	6/25/2007	7/25/2007	112,885,000	7.73	9.76
28	7/25/2007	8/25/2007	106,322,000	8.17	9.76
29	8/25/2007	9/25/2007	99,990,000	8.16	9.76
30	9/25/2007	10/25/2007	93,867,000	8.44	9.76
31	10/25/2007	11/25/2007	87,948,000	8.16	9.76
32	11/25/2007	12/25/2007	82,225,000	8.43	9.76
33	12/25/2007	1/25/2008	76,691,000	8.19	9.76
34	1/25/2008	2/25/2008	71,341,000	8.89	9.76
35	2/25/2008	3/25/2008	66,178,000	9.51	9.76
36	3/25/2008	4/25/2008	61,184,000	8.88	9.76
37	4/25/2008	5/25/2008	56,355,000	9.17	9.76
38	5/25/2008	6/25/2008	56,356,000	8.86	9.76
39	6/25/2008	7/25/2008	17,440,000	7.35	9.76
40	7/25/2008	8/25/2008	17,590,000	7.13	9.76
41	8/25/2008	9/25/2008	17,740,000	7.13	9.76
42	9/25/2008	10/25/2008	17,890,000	7.38	9.76
43	10/25/2008	11/25/2008	18,042,000	7.13	9.76
44	11/25/2008	12/25/2008	18,194,000	7.37	9.76
45	12/25/2008	1/25/2009	18,347,000	7.16	9.76
46	1/25/2009	2/25/2009	-		

Group II Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	4/29/2005	5/25/2005	397,793,000	7.20	9.32
2	5/25/2005	6/25/2005	393,241,000	6.01	9.32
3	6/25/2005	7/25/2005	387,639,000	6.22	9.32
4	7/25/2005	8/25/2005	380,993,000	6.01	9.32
5	8/25/2005	9/25/2005	373,318,000	6.01	9.32
6	9/25/2005	10/25/2005	364,631,000	6.22	9.32
7	10/25/2005	11/25/2005	354,962,000	6.02	9.32
8	11/25/2005	12/25/2005	344,342,000	6.23	9.32
9	12/25/2005	1/25/2006	332,814,000	6.02	9.32
10	1/25/2006	2/25/2006	320,473,000	6.03	9.32
11	2/25/2006	3/25/2006	308,483,000	6.69	9.32
12	3/25/2006	4/25/2006	296,837,000	6.03	9.32
13	4/25/2006	5/25/2006	285,522,000	6.24	9.32
14	5/25/2006	6/25/2006	274,530,000	6.04	9.32
15	6/25/2006	7/25/2006	263,852,000	6.25	9.32
16	7/25/2006	8/25/2006	253,479,000	6.04	9.32
17	8/25/2006	9/25/2006	243,402,000	6.04	9.32
18	9/25/2006	10/25/2006	233,612,000	6.26	9.32
19	10/25/2006	11/25/2006	224,101,000	6.05	9.32
20	11/25/2006	12/25/2006	214,651,000	6.26	9.32
21	12/25/2006	1/25/2007	198,993,000	6.08	9.32
22	1/25/2007	2/25/2007	184,171,000	7.47	9.32
23	2/25/2007	3/25/2007	170,169,000	8.29	9.32
24	3/25/2007	4/25/2007	156,910,000	7.47	9.32
25	4/25/2007	5/25/2007	144,474,000	7.73	9.32
26	5/25/2007	6/25/2007	136,459,000	7.47	9.32
27	6/25/2007	7/25/2007	128,604,000	7.74	9.32
28	7/25/2007	8/25/2007	121,122,000	8.10	9.32
29	8/25/2007	9/25/2007	113,901,000	8.10	9.32
30	9/25/2007	10/25/2007	106,920,000	8.37	9.32
31	10/25/2007	11/25/2007	100,171,000	8.10	9.32
32	11/25/2007	12/25/2007	93,646,000	8.37	9.32
33	12/25/2007	1/25/2008	87,337,000	8.13	9.32
34	1/25/2008	2/25/2008	29,990,000	7.27	9.32
35	2/25/2008	3/25/2008	27,991,000	7.79	9.32
36	3/25/2008	4/25/2008	26,038,000	7.28	9.32
37	4/25/2008	5/25/2008	24,131,000	7.53	9.32
38	5/25/2008	6/25/2008	24,281,000	7.29	9.32
39	6/25/2008	7/25/2008	24,433,000	7.57	9.32
40	7/25/2008	8/25/2008	-		

Class M Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	4/29/2005	5/25/2005	185,657,000	6.47	8.55
2	5/25/2005	6/25/2005	185,657,000	5.28	8.55
3	6/25/2005	7/25/2005	185,657,000	5.49	8.55
4	7/25/2005	8/25/2005	185,657,000	5.28	8.55
5	8/25/2005	9/25/2005	185,657,000	5.28	8.55
6	9/25/2005	10/25/2005	185,657,000	5.49	8.55
7	10/25/2005	11/25/2005	185,657,000	5.28	8.55
8	11/25/2005	12/25/2005	185,657,000	5.49	8.55
9	12/25/2005	1/25/2006	185,657,000	5.29	8.55
10	1/25/2006	2/25/2006	185,657,000	5.29	8.55
11	2/25/2006	3/25/2006	185,657,000	5.96	8.55
12	3/25/2006	4/25/2006	185,657,000	5.29	8.55
13	4/25/2006	5/25/2006	185,657,000	5.50	8.55
14	5/25/2006	6/25/2006	185,657,000	5.30	8.55
15	6/25/2006	7/25/2006	185,657,000	5.51	8.55
16	7/25/2006	8/25/2006	185,657,000	5.30	8.55
17	8/25/2006	9/25/2006	185,657,000	5.31	8.55
18	9/25/2006	10/25/2006	185,657,000	5.52	8.55
19	10/25/2006	11/25/2006	185,657,000	5.31	8.55
20	11/25/2006	12/25/2006	185,212,000	5.51	8.55
21	12/25/2006	1/25/2007	185,215,000	5.33	8.55
22	1/25/2007	2/25/2007	185,219,000	6.73	8.55
23	2/25/2007	3/25/2007	185,222,000	7.56	8.55
24	3/25/2007	4/25/2007	185,226,000	6.73	8.55
25	4/25/2007	5/25/2007	185,225,000	6.99	8.55
26	5/25/2007	6/25/2007	185,226,000	6.73	8.55
27	6/25/2007	7/25/2007	185,228,000	6.99	8.55
28	7/25/2007	8/25/2007	185,229,000	7.39	8.55
29	8/25/2007	9/25/2007	185,231,000	7.39	8.55
30	9/25/2007	10/25/2007	185,232,000	7.66	8.55
31	10/25/2007	11/25/2007	185,234,000	7.38	8.55
32	11/25/2007	12/25/2007	185,235,000	7.66	8.55
33	12/25/2007	1/25/2008	185,237,000	7.42	8.55
34	1/25/2008	2/25/2008	62,083,000	6.44	8.55
35	2/25/2008	3/25/2008	62,535,000	6.95	8.55
36	3/25/2008	4/25/2008	62,989,000	6.45	8.55
37	4/25/2008	5/25/2008	63,446,000	6.70	8.55
38	5/25/2008	6/25/2008	61,105,000	6.45	8.55
39	6/25/2008	7/25/2008	58,189,000	6.73	8.55
40	7/25/2008	8/25/2008	-		

Breakeven Table

Static Libor

Class	M1	M2	M3	M4	M5
Rating (S / M)	AA+ / Aa1	AA / Aa2	AA- / Aa3	A+ / A1	A / A2
Loss Severity (%)	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	30.18	24.48	21.40	18.83	16.44
Collateral Loss (%)	21.13	18.48	16.88	15.42	13.97

Class	M6	M7	M8	M9	M10
Rating (S / M)	A- / A3	BBB+ / Baa1	BBB / Baa2	BBB- / Baa3	BBB- / NR
Loss Severity (%)	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	14.43	12.53	11.22	9.66	9.08
Collateral Loss (%)	12.66	11.34	10.38	9.18	8.72

Forward Libor

Class	M1	M2	M3	M4	M5
Rating (S / M)	AA+ / Aa1	AA / Aa2	AA- / Aa3	A+ / A1	A / A2
Loss Severity (%)	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	27.12	21.61	18.64	16.17	13.86
Collateral Loss (%)	19.76	16.99	15.31	13.80	12.28

Class	M6	M7	M8	M9	M10
Rating (S / M)	A- / A3	BBB+ / Baa1	BBB / Baa2	BBB- / Baa3	BBB- / NR
Loss Severity (%)	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	11.93	10.10	8.83	7.35	6.85
Collateral Loss (%)	10.91	9.53	8.52	7.29	6.86

Assumptions:

12 month Recovery lag
100% Servicer Advances
All triggers failing (both Trigger Event and Group I Sequential Trigger Event in effect)
Run to Maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is CDR that results in the first dollar loss on the related bond

Excess Spread

Period	% At Static LIBOR (1)(3)	% At Fwd LIBOR (2)(3)	1m LIBOR (%)	6m LIBOR (%)
1	3.63633%	3.47668%	3.08550%	3.47810%
2	3.09684%	2.76051%	3.22780%	3.61500%
3	3.20477%	2.77517%	3.33270%	3.75590%
4	3.09625%	2.39313%	3.58540%	3.87380%
5	3.09400%	2.26306%	3.71010%	3.97380%
6	3.19949%	2.31338%	3.79280%	4.06190%
7	3.08879%	2.06685%	3.89660%	4.11270%
8	3.19400%	2.09181%	4.01090%	4.15940%
9	3.08318%	1.88292%	4.07150%	4.20040%
10	3.08068%	1.79626%	4.15390%	4.23690%
11	3.40317%	2.15917%	4.24490%	4.27690%
12	3.07283%	1.83678%	4.10730%	4.30790%
13	3.17784%	1.92164%	4.16820%	4.36830%
14	3.06432%	1.69859%	4.23460%	4.43520%
15	3.16941%	1.78504%	4.29920%	4.49770%
16	3.05612%	1.56319%	4.36070%	4.55850%
17	3.05123%	1.49378%	4.42420%	4.62270%
18	3.15643%	1.58886%	4.48570%	4.67530%
19	3.04086%	1.35615%	4.54960%	4.67640%
20	3.14599%	1.45554%	4.61090%	4.67180%
21	3.04550%	1.24073%	4.66880%	4.66330%
22	4.43862%	2.60496%	4.72780%	4.64940%
23	4.76139%	3.09059%	4.74790%	4.63010%
24	4.41093%	2.81845%	4.49310%	4.61570%
25	4.50904%	2.93992%	4.52340%	4.64570%
26	4.38611%	2.73218%	4.55500%	4.67760%
27	4.49738%	2.86888%	4.58560%	4.70760%
28	4.80502%	3.31450%	4.61790%	4.73710%
29	4.79256%	3.27085%	4.64870%	4.76900%
30	4.89445%	3.40339%	4.67600%	4.79450%
31	4.76655%	3.18672%	4.70630%	4.80480%
32	4.86844%	3.31992%	4.73490%	4.81420%
33	4.76898%	3.14024%	4.76500%	4.82170%
34	4.84894%	3.68544%	4.79090%	4.82750%
35	5.06705%	4.00418%	4.81360%	4.83280%
36	4.81796%	3.70710%	4.73610%	4.83840%
37	4.91939%	3.84480%	4.75880%	4.86080%
38	4.84744%	3.67663%	4.78060%	4.88270%
39	4.99721%	3.88337%	4.79990%	4.90170%
40	4.90123%	3.99105%	4.82090%	4.92230%
41	4.91125%	3.97713%	4.84160%	4.94190%
42	5.03333%	4.13917%	4.86270%	4.95990%
43	4.92525%	3.94308%	4.88330%	4.98060%
44	5.04299%	4.10540%	4.90110%	4.99840%
45	4.93474%	3.91386%	4.92050%	5.01710%
46	4.93953%	3.97666%	4.93950%	5.03550%
47	5.28063%	4.49971%	4.95560%	5.05240%
48	4.94821%	3.94402%	4.97430%	5.07030%
49	5.06470%	4.10820%	4.99160%	5.08850%
50	4.95772%	3.91270%	5.00880%	5.10590%
51	5.07115%	4.07682%	5.02630%	5.12300%
52	4.96106%	3.94198%	5.04330%	5.13900%
53	4.96256%	3.92445%	5.05910%	5.15430%
54	5.07527%	4.08812%	5.07560%	5.16650%
55	4.96678%	3.88905%	5.09240%	5.14980%
56	5.08030%	4.05520%	5.10830%	5.13310%
57	4.97450%	3.86055%	5.12370%	5.11330%
58	5.08983%	3.97323%	5.13750%	5.09570%
59	5.42326%	4.52049%	5.13770%	5.07480%
60	5.09551%	4.12668%	4.98200%	5.05980%
61	5.20844%	4.29676%	4.99130%	5.06820%
62	5.10189%	4.11029%	5.00080%	5.07800%
63	5.21478%	4.27826%	5.01030%	5.08710%
64	5.10953%	4.10666%	5.01960%	5.09560%
65	5.11339%	4.09803%	5.02930%	5.10400%
66	5.22622%	4.26869%	5.03730%	5.11410%
67	5.12174%	4.08422%	5.04610%	5.13280%
68	5.23453%	4.25517%	5.05430%	5.15340%
69	5.13098%	4.07350%	5.06260%	5.17490%
70	5.13594%	4.13646%	5.07010%	5.19370%
71	5.46367%	4.65872%	5.08150%	5.21450%
72	5.14661%	4.05735%	5.15570%	5.23460%
73	5.25928%	4.23122%	5.16410%	5.24200%
74	5.15831%	4.04635%	5.17390%	5.25060%

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.90% and 3.36% respectively, and the cashflows are run to the Optional Termination at the Pricing Speed.

(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the Pricing Speed.

(3) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Trustee Fee, and Credit Risk Management Fee), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning of the related due period (annualized).

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Obi Nwokorie	212-713-3270
Glenn McIntyre	212-713-3180
Michael Boyle	212-713-4129
Anthony Beshara	212-713-2804
Vadim Khoper	212-713-3818
Jennie Tom	212-713-4701
Verdi Contente	212-713-2713
Michael Braylovsky	212-713-3744
Elizabeth Szondy	212-713-6263
ABS Trading & Syndicate	
Jack McCleary	212-713-4330
Stuart Lippman	212-713-2946
Joe Ruttle	212-713-2252

Rating Agency Contacts	
Standard & Poor's	
Michael Parris	212-438-1566
Michael_Parris@sandp.com	
Moody's	
Wen Zhang	212-553-7710
wen.zhang@moodys.com	
Dominion	
Quincy Tang	212-635-3410
qtang@dbrs.com	